SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2010

TEFRON LTD.
 (Translation of registrant's name into English)

Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an unofficial English translation of the Registrant's interim unaudited consolidated financial statements as of September 30, 2010, which have been filed with the Israeli Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.’s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD. (Registrant)

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Chief Financial Officer

By:	/s/ Hanoch Zlotnik
Name: Hanoch Zlotnik
Title: Treasurer

Date: December 8, 2010

Unofficial English Translation TEFRON LTD Interim Report as of September 30, 2010 November 30, 2010

TEFRON LTD

Interim Report
as of September 30, 2010

Contents

Part A' – Significant changes and innovations which occurred in the Company's business
Part B' – Board of Directors' report on the state of the Company's business
Part C' – Interim financial statements as of September 30, 2010
Part D' – Interim proforma consolidated statements as of September 30, 2010

TEFRON LTD Part A' Significant changes and innovations which occurred in the Company's business

Significant changes and innovations which occurred in the Company's business during the three months ended September 30, 2010

Pursuant to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports) – 1970, the following are details of the significant changes and innovations which occurred in Tefron Ltd.’s business (hereinafter: "Tefron" or "the Company") during the third quarter of 2010 until the date of publishing this report.

The following updates relate to the Company's periodic report for 2009, which was published on March 29, 2010 (Document No. 436011-01-2010) and which was updated on April 18, 2010 (Document No. 453498-01-2010) (hereinafter: "the Periodic Report"), and the Company's interim report for the period of six months ended June 30, 2010, which was published on August 17 (Document No. 590268-01-2010). The following terms will have the meanings known to them in the Periodic Report, unless specifically stated otherwise.

This Chapter of the Interim Report was prepared on the assumption that the reader has the description chapter of the Company's business for the year ended December 31, 2009 and for the six months ended June 30, 2010.

The following updates are brought in accordance with the order of the clauses in the Periodic Report:

1.        Clause 4.8 to the Periodic Report – human capital

1.1
The appointment of the new Chairman of the Board of Directors – Mr. Arnon Tieberg.

On July 5, 2010, Mr. Arnon Tieberg was appointed to the position of Chairman of the Company's Board of Directors, instead of Mr. Yaakov Gelbard who ended his service as Chairman of the Company's Board of Directors on July 5, 2010 under circumstances which do not need to be brought to the public's knowledge.

For additional details about Mr. Arnon Tieberg and the terms of his employment as Chairman of the Company's Board of Directors, see the Company's Immediate Reports of July 5, 2010 (Documents Nos. 545331-01-2010 and 545337-01-2010, respectively).

1.2	Changes among the Company's officers

1.2.1
On July 1, 2010, Mr. Meir Kuperschmidt ended his position as Division Manager. For additional details, see the Immediate Report of May 20, 2010 (Document No. 487770-01-2010) which is mentioned here by way of referral.

1.2.2
On July 5, 2010, Mr. Yaakov Gelbard discontinued serving as Chairman of the Company's Board of Directors. For additional details, see the Immediate Report of July 5, 2010 (Document No. 545307-01-2010) which is mentioned here by way of referral.

1.2.3
On July 5, 2010, Mr. Arnon Tieberg started serving as Chairman of the Company's Board of Directors. For additional details, see the Immediate Report of July 5, 2010 (Documents No. 545331-01-2010 and 545337-01-2010, respectively) which is mentioned here by way of referral.

1.2.4
On July 14, 2010, according to the law, the period of service of the External Director, Mr. Yaakov Elinav, ended; accordingly, Mr. Yaakov Elinav's service on the various committees of the Board of Directors also ended: the Audit Committee and the Balance Sheet Committee. The Company recognized Mr. Elinav as a director with accounting and financing expertise. For additional details, see the Immediate Report of July 25, 2010 (Document No. 563838-01-2010) which is mentioned here by way of referral.

1.2.5
On August 26, 2010, Mr. Aviram Lahav started serving in the position of an external director in the Company.  The Company's Board of Directors stated that Mr. Aviram Lahav has accounting and financing expertise, according to the Companies Regulations (Conditions and Tests for a Director with Accounting and Financing Expertise, and a Director with Professional Expertise) – 2005, and this based on Mr. Aviram Lahav's signing a declaration issued pursuant to Section 2.4.1 of the Companies Laws – 1999, according to which conditions exists required for appointing him as an external director. For additional details, see the Immediate Report of August 26, 2010 (Document No. 600945-01-2010) which is mentioned here by way of referral.

1.2.6
Mr. Amit Tal discontinued serving in the function of VP Business Development as from September 1, 2010. For additional details, see the Immediate Report of May 20, 2010 (Document No. 487791-01-2010) which is mentioned here by way of referral.

1.2.7
On November 11, 2010, Mr. Guy Zimmerman, started serving in the function of VP Sales and Development. For additional details, see the Immediate Report of November 13, 2010 (Document No. 677715-01-2010) which is mentioned here by way of referral.

1.2.8
On November 21, 2010, Mr. Ishay Davidi discontinued serving as a director in the Company. For additional details, see the Immediate Report of November 21, 2010 (Document No. 687690-01-2010) which is mentioned here by way of referral.

2.	Clause 4.12.1 of the Periodic Report – an Agreement with the Company's financing banks, relating to the Company's Credit Lines

2.1	Receipt of a waiver from the lending banks

On July 11, 2010, the Company received a waiver from the three financing banks, according to which the financing banks gave their consent that the EBITDA target for 2010 (as stated in the framework of the agreement signed between the three financing banks and the Company on March 2, 2010 (hereinafter: "the Agreement with the Banks")) will not be less than minus $ 2.1million (compared to a positive EBITDA target stated in the framework of the agreement with the banks). There is no change in the other provisions with the banks, including relating to the financial covenants.

As of September 30, 2010, the Company did not meet one of the financial covenants regarding the total amount of cash balances, inventory and receivables, stated in the final agreements with the banks, which are detailed in note 5 b. above. Therefore, the Company classified the long-term loans and presented them in the framework of current liabilities, according to the provisions of IAS 1.

In November 2010, waivers were received from all the banks, and according to which it was agreed that the fact that the Company had not met the above financial covenant regarding the Company's balance sheet as of September 30, 2010 is not and will not be grounds for making the credit given to the Company immediately repayable.

3.	Nouvelle transaction

On November 16, 2010, the Company signed a number of agreements (and on November 23, 2010, an Appendix to the Investment Agreement), the main points being an investment in the Company of  $ 5.8 million and a transfer of certain assets to the Company from Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle"), a private company incorporated in Canada and which operates in the field of production of Seamless clothing items against an exceptional private placement of shares and option warrants in the Company. For additional details, see Note 8 to the financial statements, Part C' of this Report.

Unofficial English Translation

TEFRON LTD.

PART B

BOARD OF DIRECTORS' REPORT ON
THE STATE OF THE COMPANY’S BUSINESS
As of September 30, 2010

Chapter B – Board of Directors' Report on the state of the Company’s business

The Company’s Board of Directors is pleased to present the Board of Directors' report of Tefron Ltd. and its subsidiaries (hereinafter: “Tefron” or “the Company”) for the period of nine months ended September 30, 2010 (hereinafter: “the Period of Report” in accordance with the Securities Regulations (Periodic and Immediate Reports) – 1970.

The Report of the Board of Directors is attached to the Company’s financial statements that relate to the reporting period and prepared on the assumption that the reader has a copy of the Board of Directors' report as of December 31, 2009.

1.	General

The Company was established in 1977 as a private company in Israel and is one of the leading companies in the world in the development, production, marketing and sale of intimate apparel, active wear and swimwear, which are sold throughout the world.  The Company’s customers are those with leading brands such as: Victoria’s Secret, Calvin Klein, GAP, Lululemon, Wal-Mart, Patagonia, Reebok, Hanes brands industries, as well as other well known retailers and designers labels in the US and Europe.

During the first quarter of 2010, the Company started implementing a turnaround plan with a view to improving its results.  For additional details see section 6.1 below.

On March 2, 2010, the Company signed a final agreement with the banks, which includes a financial reorganization of the credit that the banks provide the Company.  For additional details regarding the final agreement with the banks and events with the banks prior to this agreement, see Note 5 b to the interim financial statements as of September 30, 2010 and section 6.4 below.

On March 25, 2010, the prospectus for a rights offering was closed and immediately thereafter a private placement was completed.  Within the framework of the issue, the Company raised $4 million, gross.  For additional details regarding the prospectus for the rights offering and the private placement and the shelf prospectus, see section 6.3 below.

On November 16, 2010, the Company signed on a number of agreements (and on November 23, 2010 the Company signed on an appendix to the investment agreement), the main points of which related to a cash investment of approximately $ 5.8 million in the company as well as the transfer of certain assets to the Company from Intimes Nouvelle Seamless Inc (hereinafter: "Nouvelle"), a private company that was incorporated in Canada and which operated in the manufacture of seamless clothing, against an exceptional private allocation of shares and option warrants in the Company. See section 7 below for further details.

In 1997 the Company made an initial public offering of shares in the Company to the public on the NYSE, the Company became a public company and its shares were registered for trade on the NYSE. In September 2005 the Company registered its shares for trade on the Tel-Aviv Stock exchange and this was in parallel to the trading of its shares on the NYSE.

On December 22, 2008, the Company’s shares were delisted from trading on the NYSE due to a decline in the Company’s market value to below $25 million.  A short time thereafter, the Company’s shares started trading on the OCT1.  Accordingly, as from March 1, 2009, the Company reports under Chapter F of the Securities Exchange Law, and this concurrently with reporting in accordance with the reporting requirements of the US Securities Exchange Act of 1934 relating to a foreign issuer whose securities are held by the public (a Foreign Private Issuer).

1	The OTC is an electronic quoting system which presents in real time quotes, prices and trading volumes of securities traded over the counter and not on one of the stock exchanges in the US.

The Company's abbreviated consolidated results in the reporting period:

The Company's revenues in the third quarter of 2010 aggregated approximately $18.0 million, as compared with $21.0 million in the equivalent period in the previous year.

The operating loss in the third quarter of 2010 aggregated approximately $3.1 million, as compared with approximately $9.3 million in the equivalent period in the previous year, constituting an improvement of approximately $6.2 million in the operating results, based on a lower volume of sales.

The loss in the third quarter aggregated approximately $3.1 million, as compared with a loss of approximately $8.3 million in the equivalent period in the previous year.

The earnings before interest, depreciation and amortization (hereinafter: "EBITDA") aggregated a negative figure of approximately $0.6 million, as compared with a negative EBITDA of approximately $7.0 million in the equivalent quarter in the previous year, an improvement of approximately $6.4 million as compared with the equivalent period in the previous year.

The cash flows provided by operating activities aggregated approximately $0.8 million in the third quarter, as compared with approximately $3.1 million provided by operating activities in the equivalent period in the previous year.

The Company’s revenues in the nine months ended September 30, 2010 decreased by approximately 26.3% and aggregated approximately $68.7 million, as compared with approximately $93.3 million in the equivalent period in the previous year.

The operating loss in the nine months ended September 30, 2010 aggregated approximately $8.9 million, as compared with an operating loss of approximately $15.3 million in the equivalent period in the previous year.

The loss in the nine months ended September 30, 2010 aggregated approximately $8.3 million, as compared with a loss of approximately $12.7 million in the equivalent period in the previous year.

The EBITDA aggregated a negative figure of approximately $1.7 million, as compared with a negative EBITDA of approximately $8.4 million in the equivalent period in the previous year, an improvement of approximately $6.7 million as compared with the equivalent period in the previous year.

The cash flows used in operating activities aggregated approximately $3.4 million in the nine months ended September 30, 2010, as compared with approximately $2.3 million provided by operating activities in the equivalent period in the previous year.

2.	Analysis of the Company’s financial position

Current assets

As of September 30, 2010, the Company’s current assets aggregated $30.0 million as compared with $39.9 million on December 31, 2009.  The decrease of 24.8 % stems primarily from a decrease of $5.2 million in balances with customers and from a decrease of $4.2 million in inventory. These changes occurred as the result of the decrease in the volume of sales and as a result of the seasonal nature of swimwear products.

Non-current assets

As of September 30, 2010, the Company’s non-current assets aggregated approximately $53.1 million as compared with $59.3 million on December 31, 2009.  The 10.4% decline in the non-current assets stemmed mainly from the depreciation expenses in respect of fixed and other assets, which aggregated $6.8 million in the reporting period.

Current liabilities

As of September 30, 2010, the Company’s current liabilities aggregated approximately $37.7 million as compared with approximately $46.6 million on December 31, 2009.  The decrease of $8.9 million stemmed mainly from a decrease of $6.0 million in liabilities to suppliers and providers of services in the wake of the decrease in the volume of the Company’s activity in the reporting period.

The balance of current liabilities includes long-term loans of $19.8 million and of $11.6 million as of September 30, 2010 and as of December 31, 2009, respectively. The Company has classified these loans as current liabilities in accordance with the provisions of the IAS 1 Standard, as a result of the Company's non-compliance with the terms under which the credit was received from the banks. The said classification was made despite the agreement with the banks dated March 2, 2010, which is detailed in Note 5 b to the financial statements as of September 30, 2010, and despite the letters of waiver that were given to the Company in respect of the non-compliance with the financial covenants in 2010 and 2009.

Non current liabilities

As of September 30, 2010, the Company’s non-current liabilities aggregated approximately $2.6 million, as compared with $5.6 million on December 31, 2009.  The decrease of $3.0 million stems mainly from the reduction of approximately $2.4 million in the deferred taxes, net as a result of the increase in deferred tax assets in respect of losses carried forward.

Shareholders’ equity

As of September 30, 2010, the Group’s equity aggregated approximately $42.8 million comprising approximately 51.5% of the balance sheet total, as compared with approximately $47.0 million comprising 47.4% of the balance sheet total on December 31, 2009.

The decrease in the shareholders' equity as of September 30, 2010 compared with December 31, 2009 stems mainly from the loss of $8.3 million in the reporting period, which was partially offset by the recruitment of capital of $4 million, gross within the framework of a rights offering and a private placement.

3.	Results of operations (Developments in the statement on income items)

The following is the Group's condensed statement of income for the first nine months and for the third quarters of the years 2010 and 2009 in thousands of Dollars:

	For the nine months ended September 30		For the three months ended September 30
	2010	2009	2010	2009

Sales	68,709	93,263	17,990	21,018
Cost of sales	65,927	94,902	17,768	26,542
Gross profit (loss)	2,782	(1,639)	222	(5,524)
Selling and marketing expenses	9,123	10,925	2,527	3,138
General and administrative expenses	2,440	2,745	642	652
Other expenses	133	-	133	-
Operating loss	(8,914)	(15,309)	(3,080)	(9,314)
Loss from the early repayment of a subordinated note receivable	-	(1,285)	-	(1,285)
Financial expenses, net	(1,777)	(414)	(869)	(474)
Loss before taxes on income	(10,691)	(17,008)	(3,949)	(11,073)
Tax benefit	2,365	4,270	872	2,810
Loss	(8,326)	(12,738)	(3,077)	(8,263)

Analysis of the results for the three months ended September 30, 2010 and 2009

Sales:  The Company’s sales in the third quarter of 2010 aggregated approximately $18.0 million, a decrease of 14.4% as compared with $21.0 million in the equivalent quarter in the previous year.

The following is the development of sales in the third quarter of 2010 and 2009 divided into accounting segments and product lines:

	Sales
	For the three months ended September 30
	2010			2009
	In thousands of Dollars			In thousands of Dollars
	Cut & Sew	Seamless	Total	Cut & Sew	Seamless	Total

Intimate apparel	1,255	13,732	14,987	5,283	10,674	15,957
Active wear	128	2,195	2,323	656	3,170	3,826
Swimwear	680	-	680	1,235	-	1,235
Total	2,063	15,927	17,990	7,174	13,844	21,018

Cost of sales – in the third quarter of 2010, cost of sales aggregated $17.8 million (98.8% of sales) as compared with $26.5 million (126.3% of sales) in the equivalent quarter in the previous year.

The improvement in the cost of sales in the third quarter of 2010 as compared with the equivalent quarter in the previous year stemmed from improvements that were made following the implementation of the turnaround plan, as detailed in section 6.1 below, and including, inter alia, a significant reduction in the level of waste, increased efficiency on the production floor, the vacating of a building and the signing on a new agreement with the owners of the property that is used by the Company, including a reduction in the rental fees and the lowering of the Company's purchasing costs, primarily in the field of raw materials and finishing materials.

Gross profit (loss)– in the third quarter of 2010, the gross profit aggregated $0.2 million (1.2% of sales), as compared with a gross loss of $5.5 million in the third quarter of 2009.  The transition from a gross loss to a gross profit stems from the implementation of the turnaround plan, as detailed above and in section 6.1 below.

Selling and marketing expenses – in the third quarter of 2010, selling and marketing expenses aggregated $2.5 million (14.0% of sales) as compared with $3.1 million (14.9% of sales) in the equivalent quarter in the previous year.  The decrease at a rate of 19.5% stems from the reduction of the costs associated with the maintenance of sales offices overseas, as the result of the efficiency measures taken by the Company in the overseas sales offices and the closure of the sales offices in Portland in the USA and in Germany, in addition to the recording of lower amortization on the surplus cost of an intangible asset, which is being amortized under the reducing balance method.

General and administrative expenses – in the third quarter of 2010, general and administrative expenses aggregated $0.6 million (3.6% of sales), a reduction of 1.5% as compared with $0.7 million (3.1% of sales) in the equivalent quarter in the previous year.

Other expenses – in the third quarter of 2010, other expenses aggregated $133 thousand and derived from a loss on the impairment in value of machinery, which the Company has offered for sale. This machinery has been presented in the balance sheet under non-current assets held for sale, at their fair value, which is based on price quotes that have been received.

Operating loss – in the third quarter of 2010, the operating loss aggregated $3.1 million as compared with an operating loss of $9.3 million in the equivalent quarter of 2009.  The EBITDA amounted to a negative amount of approximately $0.6 million, as compared with negative EBITDA of $7.0 million in the equivalent quarter in the previous year.

Financial expenses – in the third quarter of 2010, net financial expenses aggregated $869 thousand as compared with net financial expenses of $474 thousand in the third quarter of 2009.  The increase in the financial expenses, at a rate of 83.3%, derived from: (1) an increase in the interest rate on long-term loans from LIBOR +1% to a range of LIBOR + 2.5% to LIBOR + 2.85%, as determined within the framework of the financial re-organization, as detailed in section 6.1 below, (2) from an increase in financial expenses as a result of the increase in banking credit and (3) from the devaluation of the US.Dollar vs. the Shekel.

Tax benefits – in the third quarter of 2010, the tax benefits aggregated $0.9 million as compared with tax benefits of $2.8 million in the equivalent quarter of the previous year.  The Company has business losses for tax purposes that are available to be carried forwards, which on September 30, 2010 aggregated approximately $43.5 million, which can be utilized in an future periods, without restriction.  Deferred tax assets of approximately $10.3 million have been recorded in respect of these balances and for other temporary differences which can be deducted in respect of benefits to employees and a provisions for doubtful debts (due to the expectation of utilizing them as a result of the existence of reserves for deferred taxes of approximately $9.5 million, mainly in respect of fixed assets and as a result of the expectation of realizing them in a consolidated company against chargeable income).  In accordance with the provisions of Standard IAS 12 "Taxes on income", balances of deferred taxes of every legal entity are presented net under non-current assets and non-current liabilities.

The loss for the period – the loss for the third quarter of 2010 aggregated $3.1 million as compared with a loss of $8.3 million in the equivalent quarter in the previous year.  The fully diluted basic loss per share was approximately $1.0 in the third quarter of 2010, as compared with $3.9 in the equivalent quarter of the previous year.

Analysis of the results for the nine months ended September 30, 2010 and 2009

Sales:  The Company’s sales in the reporting period aggregated approximately $68.7 million, a decrease of 26.3% as compared with $93.3 million in the equivalent period in the previous year.  The decrease stems from a decrease of approximately $8.5 million in sales of intimate apparel in both sectors, primarily to the customer Victoria's Secret. The Company sold various projects to this customer in the first quarter of 2009, for which no continuation orders were received. There was an additional significant decrease of approximately $10.0 million in sales of active wear. The decrease in the Cut & Sew segment is in respect of the "Pro Core" project for Nike products, for which no significant continuation orders have been executed since the first quarter of 2009. The decrease in the Seamless segment is mainly in respect of the "Ultimate" project for Nike products, for which no significant continuation orders have been executed since the first quarter of 2009.There was a decrease of approximately $6.1 million in sales of swimwear, primarily as the result of the end of the commitments with three customers at the beginning of 2009. Those customers generated sales of approximately $5.7 million in the first nine months of 2009.

The following is the development of the sales in the first nine months of 2010 and 2009 divided into accounting segments and product lines:

	Sales
	For the nine months ended September 30
	2010			2009
	In thousands of Dollars			In thousands of Dollars
	Cut & Sew	Seamless	Total	Cut & Sew	Seamless	Total

Intimate apparel	7,137	33,122	40,259	14,242	34,507	48,749
Active wear	1,445	6,368	7,813	3,487	14,287	17,774
Swimwear	20,637	-	20,637	26,740	-	26,740

Total	29,219	39,490	68,709	44,469	48,794	93,263

Cost of sales – in the reporting period, cost of sales aggregated $65.9 million (96.0% of sales) as compared with $94.9 million (101.8% of sales) in equivalent period in the previous year.

The decrease in the cost of sales in the first nine months of 2010 stemmed from the decrease in the volume of production as a result of the decrease in sales.

Gross profit (loss) – in the reporting period, gross profit aggregated $2.8 million (4.0% of sales) as compared with a loss of $1.6 million in the equivalent period of the previous year. The transition from gross loss to gross profit stemmed from the implementation of the turnaround plan, as detailed in section 6.1 below.

Selling and marketing expenses – selling and marketing expenses aggregated $9.1 million (13.3% of sales) as compared with $10.9 million (11.7% of sales) in the equivalent period of the previous year.  The decrease, at a rate of 16.5%, stems from the reduction of the direct selling and marketing expenses as the result of the decrease in the sales turnover in the reporting period and as a result of the turnaround plan that the Company has implemented. The main impact of the plan on the selling and marketing expenses has been a reduction in salary expenses as the result of the reduction in the number of employees in the Company and the reduction of salaries as well as the efficiency measures taken by the Company in the overseas sales offices, including, inter alia, the closure of the sales offices Portland in the USA and in Germany. The increase in the ratio of selling expenses to sales stems primarily from the existence of fixed costs, such as salaries, maintenance of the sales offices and agents' commissions, for which the efficiency measures that the Company is taking in order to reduce such costs have not yet matched the rate of the decrease in sales.

General and administrative expenses – in the reporting period, general and administrative expenses aggregated $2.4 million (3.6% of sales) as compared with $2.7 million (2.9% of sales) in the equivalent period of the previous year.  The decrease at a rate of 11.1% stemmed primarily from a decrease in salary expenses, in accordance with the turnaround plan.

Other expenses – in the first three quarters of 2010, other expenses aggregated $133 thousand and derived from a loss on the impairment in value of machinery, which the Company has offered for sale. This machinery has been presented in the balance sheet under non-current assets held for sale, at their fair value, which is based on price quotes that have been received.

Operating loss – in the reporting period, the operating loss aggregated $8.9 million as compared with an operating loss of $15.3 million in the equivalent period in the previous year.

Financial expenses, net – in the first nine months of 2010, net financial expenses aggregated approximately $1.7 million as compared with net financial expenses of $0.4 million in the equivalent period in the previous year.  The increase in the financial expenses, at a rate of 329.2%,  derived from: (1) a devaluation of approximately 5.5% in the average exchange rate of the Dollar against the Shekel in the equivalent period in the previous year (2) an increase in the interest  rates on long-term loans from LIBOR + 1% to a range of between LIBOR + 2.15% and LIBOR + 2.85%, as determined within the framework of the financial re-organization, as detailed in section 6.1 below and (3) the incurrence of financial expenses as the result of the increase in the banking finance.

Taxes benefits –the Company recorded tax benefits of approximately $2.4 million in the reporting period, as compared with tax benefits of $4.3 million in the equivalent period of the previous year.  The Company has business losses for tax purposes that are available to be carried forward to future years, which aggregated approximately $43.5 million on September 30, 2010 which can be utilized in an future periods, without restriction.  Deferred tax assets of approximately $10.3 million have been recorded in respect of  these balances and for other temporary differences which can be deducted in respect of benefits to employees and a provisions for doubtful debts (due to the expectation of utilizing them as a result of the existence of reserves for deferred taxes of approximately $9.5 million, mainly in respect of fixed assets and as a result of the expectation of realizing them in a consolidated company against chargeable income).  In accordance with the provisions of Standard IAS 12 "Taxes on income", balances of deferred taxes of every legal entity are presented net under non-current assets and non-current liabilities.

The loss for the period – the loss for the reporting period aggregated approximately $8.3 million as compared with a loss of $12.7 million in the equivalent period in the previous year.  The fully diluted basic loss per share was approximately $2.9 in the reporting period, as compared with a fully diluted basic loss per share of $6.0 in the equivalent period of the previous year.

4.	Liquidity

Cash flows provided by operating activities in the third quarter of 2010 aggregated $0.8 million, as compared with cash flows of $3.1 million provided by operating activities in the equivalent quarter in the previous year.  The cash flows from operating activities during the quarter derived mainly from a reduction in the working capital, and in particular in trade receivables and inventory. This reduction was offset by the Company’s losses in the period.

Cash flows provided by investment activities in the third quarter of 2010 aggregated approximately $61 thousand, as compared with cash flows of $1.5 million provided by investment activities in the equivalent quarter of the previous year.  The positive cash flows from investment activities in the third quarter of 2009 derived for the most part from the early repayment of a deferred debt note in an amount of $ 1.7 million. Cash investments s in fixed assets and other assets, net, aggregated approximately $31 thousand in the third quarter of 2010, as compared with approximately $175 thousand in the third quarter of 2009.

Cash flows provided by financing activities in the third quarter of 2010 aggregated approximately $690 thousand, as compared with cash flows of approximately $81 thousand used in financing activities in the equivalent quarter in the previous year.

Cash balances as of September 30, 2010 aggregated $1.9 million, which was identical to the cash balances of $1.9 million as of December 31, 2009.

5.	Sources of financing

In the third quarter of 2010, the Company financed its operations by means of shareholders’ equity, suppliers' credit, bank credit and non-banking credit via factoring companies.

The bank credit is divided as follows:

Cash and cash equivalents aggregated $1.9 million as of September, which was identical to the balance of cash and cash equivalents as of December 31, 2009.

The balance of short-term credit from banks aggregated $5.5 million on September 30, 2010, as compared with $14.2 million on December 31, 2009.  The main part of this bank credit is Dollar denoted and bears interest at an average rate of Libor + 4%.

The balances of long-term loans aggregated approximately $19.8 million on September 30, 2010.  The interest rates on these loans lie between Libor + 2.15% and Libor +2.85%.

On September 30, 2010, the Company’s credit line from banks stood at approximately $30.7 million.  Approximately $27.1 million of the overall amount of the credit lines was being utilized through loans, letters of credits and guarantees as of September 30, 2010.

At the end of March 2010 the Company raised $4 million gross within the framework of a rights offering, which is described in section 6.3 below.

6.	Significant data in the framework of the description of the Corporation’s business

In addition to the events in the period that are described above, the following events have occurred in the Company:

6.1	Turnaround plan

During the first quarter of 2010 the Company started implementing a turnaround plan with a view to return it to profitability, with all the Company’s management devoting themselves and establishing professional teams in the key fields that are detailed below, setting detailed operative and commercial targets with routine monitoring of the progress in all of the fields of operations. The implementation of the turnaround plan continues more intensely in the second and third quarters of the year and the Company estimates that the full implementation of the turnaround plan will be expressed starting the fourth quarter of 2010. The Company’s plan mainly covers the following subjects:

1.
A significant improvement in the level of meeting supply times doe customers' orders, by means of the cross-company handling of the planning processes, with management focusing on the customer’s targets and dealing with the main basic problems in the quality of products and operative bottlenecks.

2.
A continuation of the handling of and reduction in the level of production waste, which includes quality waste and logistic waste. This handling includes an analysis for identifying the basic problems in the fields of knitting, fixation, dyeing and sewing, an improvement in quality control in the early stages of production, measurement and managing waste on the production floor level and in the various work stations and improving the optimization of planning quantities to reduce logistic waste.

3.
Efficiency steps on the Company’s production floor by improving levels of efficiency and output mainly in the stages of knitting and sewing.  The efficiency measures include measuring employee incentives on the production lines according to the relevant indices and targets, changes in work processes, training employees and increasing control over the production process.

4.
Reducing purchasing costs, mainly in the field of purchasing raw materials and auxiliary materials, through locating additional alternative suppliers mainly from South East Asian countries to increase competition between the suppliers, through the development of products with cheaper alternative raw materials.  In addition, the Company will be examining the fields of transport, conveying and forwarding which is a significant component in the Company’s operations.

5.
Savings and efficiency measures in general and administrative expenses.  Within the framework of this section, the Company has signed agreements with the landlord where the plant operates, inter alia, as mentioned in section 6.5 below.  The agreement with the landlord and vacating a building will lead to a saving of over NIS 4 million a year. Concurrently, the Company is examining all the expense items in order to reduce them as far as is possible.

6.
Carrying out an examination and an improvement in the costing process and the mix of products and customers in order to prevent an erosion in selling prices, and stopping production of products and small customers with a low profitability and contribution.

7.
The recruiting key personnel in the textile and clothing field to expand the Company’s know-how basis.  As part of this section Mr. Arnon Tieberg was recruited to serve as Chairman of the Company's Board of Directors. Mr. Tieberg has decades of proven managerial experience in various companies in the economy, including a textile company with the same field of activities as the Company. Similarly, Mr. Amit Meridor was recruited as the Company’s CEO.  Amit brings with him decades of management experience, including 15 years at the Nilit Textile Factory, a manufacturer of high quality yarns.

8.
The reorganization of the Company’s debt structure with the banks.  As mentioned in section 6.4 below, the Company signed an agreement which reorganizes the structure of the Company’s debts to the banks, and improves the flow of the Company’s expenses from financing activities.

6.2
Appointment of a new CEO

On January 17, 2010, the Company’s Board of Directors approved the Company’s engagement in an employment contract with the incoming Company’s CEO, Mr. Amit Meridor, as from January 21, 2010.

6.3	Rights Offering Prospectus, Shelf Prospectus, and a Private Placement:

On February 26, 2010, the company published a rights offering prospectus with the United States Securities and Exchange Commission, and a rights offering prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange. The prospectus included a rights offering of up to 1,578,975 ordinary shares, at a par value of NIS 10 each of the company, at a price of $3.8 per share. The share rights offer to shareholders of the company was at a ratio of 1 unit for each 1.406 shares.

After Norfet announced to the Company that it will not be able to participate in the rights offering due to regulatory constraints, the Company chose to raise funds through a combined process of a rights offering and a supplementary private placement to Norfet, and/or on anyone on its behalf (hereinafter: “Norfet”), where Norfet undertook to invest in the Company against the private placement of shares, an amount which will supplement the total amount of raising by the Company in the framework of the rights offering and a private placement to Norfet to $4 (four) million.

As part of the rights offering, the company raised $2,867 thousand from its shareholders, against an issue of 754,384 ordinary shares of the company. Under the private placement, the company raised an additional $1,133 thousand, and in total, raised $4 million (gross).

In addition the Company published a shelf prospectus for:

(a) Up to 3 million ordinary shares, of NIS 10 par value each of the company.

(b) Up to 10 series of convertible bonds, with each bond series at a par value of up to NIS 500 million available for repayment in one payment or a number of equal payments.

(c) Up to 10 series of options, with each option series including not more than 3 million options available for conversion in a manner that each option will be available for conversion into 1 ordinary share, NIS 10 par value each of the company, against a payment in cash of the exercise price linked to an indexation basis.

(d) Up to 10 series of options, with each option series including not more than 200 million options available for conversion in a manner that each option will be available for conversion into NIS 100 par value bonds of series A. through T of the company, against a payment in cash of the exercise price linked to an indexation basis.

(e) Up to 10 series of commercial papers (series 1 through 10), with each series of commercial paper at a par value of up to NIS 500 million available for repayment in one or more payments.

6.4	The final agreement with the Company’s financing banks relating to the Company’s credit lines

On March 2, 2010, the Company signed a final agreement with the banks (hereinafter: “the final agreement”) which includes a financial reorganization of the credit that the banks provide the Company.  For additional details regarding the final agreement, see Note 4b to the interim financial statements as at September 30, 2010.

Within the framework of the final agreement, the company received credit lines of up to $30.75 million. The restructuring of debt vis-à-vis the banks includes a split of the debt into short-term debt, and loans of $5 million for a period of 6 years,  and loans of $15 million for a period of 10 years. The said loans, totaling $20 million are repayable one after the other, from the third year after the extension of the loans, and up to the ninth year, with an annual principal repayment of $1.25 million. The $11.25 million balance of principal will be repayable at the end of the 10th year from the date of the extension of the loans.

The said restructuring grants the company a grace period of three years without any principal repayments, and another seven years when only $1.25 million will be repaid by comparison with annual principal repayments of $4 million during 2008 and 2009. The said repayment schedule also reduces the company's negative cash flows from financing activities by comparison with previous years.

Prior to the signing of the final agreement on December 2, 2009 the Chairman of the Company’s Board of Directors and its Chief Financial Officer received verbal notices from the three banks with whom the Company is engaged in financing agreements, according to which each of the banks had decided to stop the utilization of the Company’s credit line.

To the best of the Company’s knowledge, the banks' decision regarding the halting of the utilization of the Company’s credit lines is a result of the banks' evaluations that the Company will continue to present losses in the coming periods.  The banks' decision was received suddenly, despite the fact that for the purpose of the Company’s financial statements as at December 31, 2008, March 31 and September 30, 2009 and September 30, 2009 the banks gave the Company a letter of waiver on their right to the immediate repayment of the credit provided to the Company, despite the Company’s losses and the Company not meeting one of the financial covenants (relating to EBITDA) detailed in the financing agreements between the Company and the banks.

It should be noted that in the interim financial statements as of September 30, 2010 the auditors draw attention to Note 1c to the interim financial statements regarding the Company’s business and its losses2 that are described in Note 4b in the financial statements regarding the agreement with the financing banks as described above and the new financial covenants in the course of 2010.  The auditors also state, within the framework of their drawing of attention, that the ability of the Company to meet its financial obligations is subject to the compliance with the business plan, as detailed in Note 1 b to the interim financial statements, the cash flow forecast that is derived from it, on the continuation of the making available of the credit line by the banks and on compliance with the new financial covenants in the course of 2010.

2	The following is the wording of the sub section c to Note 1 of the Company’s financial statements as at September 30, 2010:

The Company had losses of $8,326 thousand for the period of nine months ended September 30, 2010.  Moreover, during the period the Group had negative cash flows from operating activities of $3,431 thousand. It should be noted that in the period of three months ended September 30, 2010 the company generated cash flows of $758 thousand from operating activities.

As a result of to the global economic crisis, the decline in demand and the continued accumulation of considerable losses, the Company requires additional sources of financing.  During March 2010 the Company raised, through a rights offering to its shareholders and a private placement, as mentioned in Note 5c, a gross amount of $4 million.  In addition, the Company on March 2, 2010 signed an agreement with the banks regarding the reorganization of the credit lines and new undertakings to the banks, as detailed in Note 5b and on November 16, 2010 the Company signed on a number of agreements, within the framework of which, inter alia, the Company will acquire the activities of Intimes Seamless Inc (hereinafter: "Nouvelle") in the field of seamless products and an overall amount of $5.8 million will be invested in the Company by Nouvelle and by interested parties in the Company, as detailed in Note 8. Moreover, the Company is continuing to examine the possibility of off- bank financing, such as the start of working with factoring companies which enable advances of payments from customers.

It should be emphasized that the Company’s evaluations in all matters relating to the compliance with the turnaround plan are forward looking information, within the definition of that term in the Securities Law.

Forward looking information is uncertain information in respect of the future, which is based on the information that exists in the Company at the reporting date, and which contains the Company’s evaluations or its intentions as of the reporting date or which are not dependent solely on the Company. It is possible that this information, in whole or in part, will not be realized or will be realized differently, inter alia, for the following reasons: financing difficulties, difficulties in the implementation of the turnaround plan, changes in the economic and financial fields, including in the interest rates, a lack of agreement between the Company and the banks, non-compliance with the terms of the agreement between the Company and the banks, difficulties with other creditors of the Company and so on.

6.5	Lease agreement with REIT 1:

On March 21, 2010 the company signed an agreement with REIT 1 Ltd. ("REIT 1"), which holds the rights to three industrial buildings in the Teradion industrial area ("buildings") on which the company's plant and headquarters are located.  According to the aforesaid in the agreement the Company paid the full debt to REIT 1, vacated the headquarters building and will continue to lease the Hi-tex 1 and 2 buildings until December 31, 2019.   The agreement that was signed and the repayment of all the debts resulted in the end of the dispute which existed between the parties.  For additional details see section 5d to the Company’s interim financial statements as at September 30, 2010.

6.6	The appointment of a new Chairman of the Board of Directors

On July 5, 2010, Mr. Arnon Tieberg was appointed to serve as Chairman of the Company's Board of Directors. Mr. Ya'akov Gelbard, the previous Chairman of the Board of Directors, completed his term of office on July 5, 2010.

6.7	The receipt of waiver from the bank lenders

On July 11, 2010, the Company received a waiver from the three bank lenders. Within the framework of the letter of waiver, the banks informed the Company that the EBITDA target has been changed from a target of a positive EBITDA for 2010 to an EBITDA that is not to fall below minus $2.1 million for 2010.

As of September 30, 2010 the Company was not in compliance with the financial covenants on the subject of the overall amount of the balances of cash, inventory and receivables that had been set in the final agreement with the banks, which is detailed in Note 5b above. As a result of this, the Company has reclassified the long-terms loans and has presented them under current liabilities, in accordance with the provisions of IAS1. In November 2010, letters of waiver were received from the banks, in accordance with which it was confirmed that the Company's non-compliance with the said financial covenants does not and will not constitute grounds for making the credit that has been extended to the Company repayable immediately.

7.	Events subsequent to the balance sheet date

The Nouvelle transaction

On November 16, 2010 the Company signed on a number of agreements (and on November 23, on an appendix to the investment agreement), within the framework of which, inter alia, the Company will acquire the activities of Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle") in the field of seamless products, and an overall amount of $ 5.8 million will also be invested in the Company by (i) a special purpose company that is controlled by the Lieberman family, who are controlling interests in Nouvelle (hereinafter: "the investors in Nouvelle"); (ii) Mivtach Shamir Holdings Ltd., which is an interested party in the Company and transactions with which have been approved by the Company as transactions with controlling interests, for caution's sake; and (iii) a group of investors that is headed by Rimon Investments Master Fund L.P., which is an interested party in the Company; all of which was done against an exceptional private placement, within the meaning of that term in the Securities Regulations (A private offering of securities in a registered company) – 2000, of regular shares in the Company, in an overall amount of 3,368,094 regular shares, which constituted approximately 51.5% of the Company’s issued shares and of the voting rights in the Company (approximately 44% at full dilution) immediately after the allocation. Moreover, the controlling interests in Nouvelle will be issued 450,000 option warrants exercisable into up to 450,000 shares in the Company, subject to the meeting of sales targets. For additional details on the subject of the final agreement, see Note 8 to the interim financial statements, which the Company published on November 29, 2010.

On November 24, 2010 the Company published an immediate report on the subject of the transaction with Nouvelle and the investors, which included a description of Nouvelle's activities and the calling of a general meeting of the shareholders on November 29, 2010 in order to approve the transaction. After the publication of the description, notification was received in the Company’s offices of the position of a shareholder in the Company who holds 0.9% of the shares in the Company.  Claims were made in the notification of position against various components of the transactions and a demand was raised that the Company execute a rights issue to the shareholders in the Company who do not form part of the current transactions, at the price of the transaction with Nouvelle. For additional details and for the full notification of position, see the immediate report that the Company published on November 29, 2010.

The Company's Board of Directors is of the opinion that there is nothing of substance that has been raised in the notification of position and that it exhibits a lack of understanding of the details of the transactions and the chronological order of things. The Company's Audit Committee and its Board of Directors are of the opinion that entering into the transaction is of benefit for the Company. For additional details on the subject of the Board of Directors' response to the notification of position, see the immediate report that the Company published on November 29, 2010.

8.	Exposure to market risks and the methods of their management

8.1	The person responsible for managing market risks in the Corporation

The management of market risk in the Company is carried out according to a risks management policy which was determined by the Company’s Board of Directors.  The person responsible for managing the Company’s market risk, correct as of the date of this report, is Mr. Eran Rotem, the Company’s CFO.

8.2	Description of the market risks to which the Company is exposed

The Group is exposed in its operations to a number of market risks, including: fluctuations in the rates of exchange, changes in the prices of raw materials and in transport (mainly due to the exposure to price increases of transport costs), changes in the rates of Dollar interest, slowdown in the global markets and the level of economic stability of its business partners, customers and suppliers.  The effects of the financial crisis from which global markets are presently suffering, see section 9 of this chapter.

8.3	Risks of changes in the rates of exchange

The fluctuations in the rate of exchange of the Shekel against the Euro and against the Dollar, affect the Company on two levels:

a.
The effects on salary expenses and the cost of purchasing raw materials – a considerable part of the salary and purchasing raw materials costs, is denoted in Shekels.  The average rate of exchange of the Dollar against the Shekel, in the nine months of 2010, declined by 5.5%, compared with the equivalent period in the previous year.  In the first nine months of 2010 the Company recorded salary expenses and raw material purchase expenses of approximately $22 million, which were denoted in Shekels. As a result of the devaluation of the average rate of exchange of the Dollar against the Shekel, expenses increased in the first nine months of 2010 by approximately $1.2 million, as compared with the equivalent period in the previous year.

b.
The effect on the Company’s sales - in the first nine months of 2010 approximately 6.3% of the Company’s sales were denominated in Euros.  In the first nine months of 2010 the average exchange rate of the Euro against the Dollar weakened by approximately 3.1% compared with the equivalent period in the previous year, and therefore the Company’s sales in Dollar terms were reduced by approximately $130 thousand.  The weakening of the exchange rate of the Euro against the Dollar began in the course of the second quarter of 2010, inter alia, as a result of the economic crisis that has affected the Euro block. The continued weakening of the exchange rate of the Euro against the Dollar would cause a reduction in the Company’s sales in Europe in Dollar terms.

The exposure to rates of exchange of the Shekel and the Euro against the Dollar include an exposure to the surplus of receipts over payments in foreign currency or linked to it, an exposure to the surplus of assets linked to the Dollar over the liabilities. In the past the Company used to examine the feasibility of purchasing hedging for these exposures in accordance with its hedging policy.  According to the agreement with the banks described in section 6.4 above, and the agreement of understanding with the banks of January 6 2010, the Company closed all its open positions for forward transactions.  But the Company may use its existing credit lines in order to carry out forward transactions.  Correct as of the date of this report, the start of opening of positions by the Company is subject to receiving the approval of the banks.

8.4	Interest risks

The Group is exposed to risks in respect of changes in the market interest rate for long-term and short-term loans received and which bear variable interest (linked to LIBOR interest and to prime interest rates).  The balance of the Company’s long-term loans as of September 30, 2010 was $19.8 million.  The balance of the Company’s short-term credit lines aggregated approximately $5.5 million as of September 30, 2010.

The Dollar LIBOR interest rate for three months has declined significantly from a level of 1.8% at the end of 2008 to 0.29% as at September 30, 2010 and on the date of publication of this report, if this trend continues, it will cause a reduction in the Company’s financial expenses.

8.5	Credit risks

The Company does not have any significant concentrations of credit risks. A credit risks is likely to occur due to an engagement in a number of financial instruments with one body or as a result of an engagement with a number of groups of receivables with similar economic characteristics, whose ability to meet their obligations is expected to be similarly effected by changes in economic or other conditions .  The Group’s revenues are mainly from customers in the US and Europe.  In the first nine months of 2010, 58.0% of the Company’s sales were to its four largest customers.  A change for the worse in the credit days of each of these customers is likely to significantly detrimentally affect the Company’s level of liquidity.  The Company is currently following the debts of the customers and taking steps to expand the customer base, in order to reduce its credit risks, as far as possible.

8.6	The Corporation’s policy in managing credit risks

The management of credit risk is carried out by the Company according to a policy approved by the Board of Directors.  The Board of Directors determines principles for managing risks, as well as specific policies for certain exposures to risks, as described below:

Regarding financial assets and financial liabilities in currencies which are not the Company’s functional currency, the Company’s policy is to reduce the exposure by using various hedging instruments, as detailed below.

Regarding sales, the expenses and costs of materials which are not in the Company’s functional currency, the Company’s policy is to carry out hedging on the rates of exchange through various hedging instruments, as detailed below.  The forum handling the subject includes the Company’s CFO and Treasurer, who periodically examine together with financial consultants, the level of existing hedging transactions of the Company for exposures to the rates of exchange and determine whether there is a need to change the level of existing hedging transaction at that time.  The hedging is carried out through various financial instruments, mainly forward transactions.  For additional details regarding forward transactions see section 8.3 above. In 2010 the Company closed all of the open positions in respect of forward transactions, in accordance with the agreement on the understandings with the banks. However, the Company is entitled to use the existing credit line in order to execute forward transactions.

As of the date of this report the opening of positions by the Company is conditional upon the receipt of approval from the banks.

With respect to the credit risk, most of the Company’s sales are made to customers in North America (in the first nine months of 2010 approximately 84.7% of the total sales were sales to customers in North America), and the Company is taking steps to reduce the exposure caused to it as a result of the limited dispersal of the sales.

The following are data in respect of the distribution of the Company’s sales according to geographic targets.

	For the nine months ended September 30,		For the year ended December 31
	2010	2009	2009
	In thousands of Dollars
North America	58,210	76,184	97,975
Europe	7,819	9,483	11,259
Israel	2,246	5,506	5,335
Other	434	2,090	969
	68,709	93,263	115,538

The Company does not have a policy for managing interest risks.

The Company routinely monitors the exposures that are created for it from changes in the exchange and interest rates. As of the time of this report, the Company invests in financial instruments, including hedging transactions (against the exposure to exchange rates and etcetera).

8.7	Means of supervising and implementing the policy

Correct as of the date of the report, Mr. Eran Rotem, the Company’s CFO, is responsible for carrying out the policy that the Company’s Board of Directors has outlined.  In the framework of meetings of the Board of Directors and its committees, from time to time discussions take place on the subject on matters of market risk or alternatively, should an exceptional event occur, discussions are held in connection with the balance sheet and cash flow exposures.  The Board of Directors considers from time to time, the need for taking financial or strategic steps in order to reduce the exposure risks.

8.8	Basic linkage report

The following are the terms of linkage of the financial balances from the Company’s balance sheet, as at September 30, 2010 and December 31, 2009:

	September 30, 2010
	In Dollars	In NIS	In Euros	In other currencies	Non - monetary balances	Total
	Dollar in thousands
Assets
Cash and cash equivalents	1,458	223	250	17	-	1,948
Investment in available for sale securities	700	-	-	-	-	700
Trade receivables	7,872	1,340	-	218	-	9,430
Other receivables	583	1,471	26	-	-	2,080
Inventory	-	-	-	-	15,625	15,625
Deferred taxes, net	-	-	-	-	1,488	1,488
Non-current assets held for sale	-	-	-	-	176	176
Fixed and intangible assets, net	-	-	-	-	51,657	51,657
Total assets	10,613	3,034	276	235	68,946	83,104

Liabilities
Credit from banks	24,622	618	-	20	-	25,260
Trade payables	2,359	5,663	885	74	-	8,981
Other payables	373	3,081	-	-	-	3,454
Employee benefits liabilities, net	-	486	-	-	-	486
Long-term institutions	-	1,473	-	-	-	1,473
Deferred taxes, net	-	-	-	-	635	635
Total liabilities	27,354	11,321	885	94	635	40,289
Surplus of assets over liabilities	(16,741)	(8,287)	(609)	141	68,311	42,815

	December 31, 2009
	In Dollars	In NIS	In Euros	In other currencies	Non monetary balances	Total
	Dollar in thousands
Assets
Cash and cash equivalents	1,465	270	34	135	-	1,904
Investment in available for sale securities	737	-	-	-	-	737
Trade receivables	11,577	2,026	632	362	-	14,597
Other receivables	53	2,827	12	-	-	2,892
Inventory	-	-	-	-	19,778	19,778
Deferred taxes, net	-	-	-	-	1,409	1,409
Fixed and intangible assets, net	-	-	-	-	57,880	57,880
Total assets	13,832	5,123	678	497	79,067	99,197

Liabilities
Credit from banks	25,548	299	-	-	-	25,847
Trade payables	1,085	12,931	951	75	-	15,042
Other payables	2,105	3,561	-	-	-	5,666
Employee benefits liabilities, net	-	729	-	-	-	729
Long-term institutions	-	1,838	-	-	-	1,838
Deferred taxes, net	-	-	-	-	3,080	3,080
	28,738	19,358	951	75	3,080	52,202
Surplus of assets over liabilities	(14,906)	(14,235)	(273)	422	75,987	46,995

8.9	Sensitivity analyses

The reporting is mainly quantitative and there is additional qualitative reporting when necessary. The reporting includes sensitivity analyses to fair value of the recognized components. Within the framework of the sensitivity analyses, the effect of the change in the market prices over the fair value of the said components is examined. In the framework of the sensitivity analyses, tests are carried out – as a result of changes above and below certain rates in market prices. The items which are exposed to various risks (for example: exchange and interest rates) are presented a number of times in order to examine the sensitivity to every risk separately.

All sensitivity analyses were done in relation to the fair value of the financial instruments as of September 30, 2010 and December 31, 2009.  The sensitivity analysis was prepared for financial instruments whose sensitivity to changes in the different factors is significant.

The following are the sensitivity analyses as of September 30, 2010:

Sensitivity to changes in the Dollar/Shekel exchange rates

	Profit (loss) from changes in fair value		Fair value	Profit (loss) from changes in fair value
	5%	1%		-1%	-5%
Expected rate of exchange	$1=NIS 3.85	$1=NIS 3.70	$1=NIS 3.665	$1=NIS 3.63	$1=NIS 3.48
	Dollars in thousands
Cash and cash equivalents	(11)	(2)	223	2	11
Trade receivables	(67)	(13)	1,340	13	67
Other receivables	(74)	(15)	1,471	15	74
Short-term bank credit	31	6	(618)	(6)	(31)
Trade payables	283	57	(5,663)	(57)	(283)
Other payables	154	31	(3,081)	(31)	(154)
Liabilities for benefits to employees, net	24	5	(486)	(5)	(24)
Institutions for long-term credit	74	15	(1,473)	(15)	(74
Total	414	84	(8,287)	(84)	(414)

Sensitivity to changes in the rate of three month LIBOR Dollar interest rate

All of the Company’s long-term loans bear interest at a fixed margin from the LIBOR. The following table presents the impact of a change of 0.5% or 1% in the interest rate on the fair value of the long-term loans. The following calculation relates to the cash flow exposure and not to changes in the fair value in respect of long-term loans of $19,810 thousand.

	An increase of 1% in the interest rate	An increase of 0.5% in the interest rate		A decrease of 1% in the interest rate	A decrease of 0.5% in the interest rate
	Profit (loss) from the changes		Fair value	Profit (loss) from the changes
	Dollars in thousands			Dollars in thousands
Long-term loans	(1,405)	(703)	19,810	703	1,405

The following are the sensitivity analyses as of December 31, 2009:

Sensitivity to changes in the Dollar/Shekel exchange rates

	Profit (loss) from changes in fair value		Fair value	Profit (loss) from changes in fair value
	5%	1%		-1%	-5%
Expected rate of exchange	$1=NIS 3.96	$1=NIS 3.81	$1=NIS 3.78	$1=NIS 3.74	$1=NIS 3.59
	$ thousands
Cash and cash equivalents	(14)	(3)	270	3	14
Trade receivables	(101)	(20)	2,026	20	101
Other receivables	(141)	(28)	2,827	28	141
Short-term bank credit	15	3	(299)	(3)	(15)
Trade payables	647	129	(12,931)	(129)	(647)
Other payables	178	36	(3,561)	(36)	(178)
Liabilities for benefits to employees, net	36	7	(729)	(7)	(36)
Institutions for long-term credit	92	18	(1,838)	(18)	(92)
Total	712	142	(14,235)	(142)	(712)

Sensitivity to changes in the rate of three month LIBOR Dollar interest rate

All of the Company’s long-term loans bear interest at a fixed margin from the LIBOR. The following table presents the impact of a change of 0.5% or 1% in the interest rate on the fair value of the long-term loans. The following calculation relates to the cash flow exposure and not to changes in the fair value in respect of long-term loans of $11,601 thousand.

	Profit (loss) from changes in fair value		Fair value	Profit (loss) from changes in fair value
	1%	0.5%		-0.5%	-1%
	Dollars thousands			Dollars thousands
Long-term loans	(43)	(33)	11,601	33	43

Sensitivity to changes in Shekel prime rates

Occasionally, the Company takes a loan with interest linked to the short-term prime rate. Correct as of September 30, 2010, the Company has an overdraft balance linked to prime interest of approximately NIS 2,265 thousand. Moreover, on September 30, 2010 the Company did not have any short term loans that were linked to the prime interest rate. As the Company sometimes takes loans linked to the short-term prime interest rate for small amounts and has the ability to change the mix of overdraft and short-term loans between the prime-linked tracks and the foreign currency linked tracks with Libor interest rate, the Company does not identity any significant risks likely to result as a result of fluctuations in the prime interest rate.

9.	The crisis in the financial markets

The trend of economic recovery in most of the real and financial markets has been continuing across the globe since the beginning of 2010, and this is markedly so in Israel. However, the implications of the financial crisis, which began in 2008, are still evident, including in the fluctuations in the prices of securities and the exchange rates of foreign currencies, in a continuation of the credit crunch in certain countries and companies and in the uncertainty in economic activities.

The developments in the global markets, and in particular in the Euro block and in the USA, which also include fluctuations in the exchange rates across the globe, could affect the Company's business results, its liquidity, the market value of its assets and its financial covenants.

The economic situation in the markets and the recession in these markets could have an effect on consumers' consumption habits in the Company's field of operations and the level of consumption. The Company operates to balance the distribution of the economic burden and the commercial risk between it and between its suppliers and customers by making demands on its suppliers to impose certain commercial conditions on the Company's engagement with it, which is similar to the commercial conditions that the customers demand from the Company. Correct as of the date of publishing this report, it is not possible to estimate whether the crisis in the financial markets has ended, what is the extent of the direct and indirect economic consequences in the world and in Israel, and what will be the results of these consequences – if any.

As a result of the global recession, the Company formulated an efficiency plan at the beginning of 2009. During the first quarter of 2010, the Company started a turnaround plan, as mentioned in section 6.1 above.

10.	The Company’s Internal Auditor

There has been no change in the details in respect of the Internal Auditor, as presented in the periodic report for the year ended December 31, 2009.

A report was presented and discussed in March on the subject of purchasing and raw and ancillary materials. On March 25, 2010 a discussion on the report by the Internal Auditor was held in the Audit Committee.

Moreover, additional subjects that will be audited during the course of 2010 are: (1) inventory of work in progress and the inventory of finished goods and (2) collections from customers. As of the time of this report, the Internal Auditor has begun the audit of those subjects.

11.	The process of the approval of the interim and annual financial statements

The Company's Board of Directors is the organ that discusses the interim and annual financial statements and approves it after the Balance Sheet Committee meets before the Board of Directors' meeting on the subject, examines the draft of the financial statements together with the Company's management and its auditors, and issues its recommendations.

The following are details of the composition of the Balance Sheet Committee:

Name	Position
Eli Admoni	External Director
Aviram Lahav (1)	External Director
Ya’akov Elinav (2)	External Director
Shirith Kasher	Director
Avi Zigleman	Director

(1) Mr. Aviram Lahav began his period of office on August 26, 2010.

(2) Mr. Ya'akov Elinav completed his period of office on July 15, 2010.

The professional material which is presented for discussion to the Balance Sheet Committee and at the meeting of the Board of Directors, including the financial statements, are sent to the members of the Committee and to the members of the Board of Directors a reasonable time prior to convening the meetings. The members of the Board of Directors direct questions, should they deem it necessary, and request clarifications from the Company's CFO and/or the Company's CEO.

During meetings of the Balance Sheet Committee and of the Board of Directors, the CFO reviews the main financial statements and the main topics in the financial reporting, as discussed in the Audit Committee.

At meetings of the Board of Directors and of the Balance Sheet Committee, where the interim and annual financial statements are discussed, the Company's auditor is invited and is present, and reviews the main questions which arose during the review of the statements or the audit of these statements, whichever relevant, and is at the disposal of the members of the Balance Sheet Committee and Board of Directors for any questions and clarifications regarding the statements prior to their approval.

On November 30, 2010, a meeting of the Balance Sheet Committee was held, at which the financial statements for the period ended September 30, 2010 were discussed. The following members participated in the meeting of the Balance Sheet Committee: Messrs Eli Admoni, Aviram Lahav, Avi Zigleman and Shirith Kasher.

12.	The Company's preparation on the subject of the effectiveness of the internal controls on financial reporting and disclosure

On November 24, 2009, the Finance Committee of the Knesset approved the proposal of the Securities Authority to adopt regulations which deal with the internal control system on financial reporting and on disclosure of a corporation, so that they will supply a reasonable level of certainty regarding the reliability of the statements and their meeting the provisions of the law - Securities Regulations (Periodic and Immediate Report) (Amendment No. 3) – 2009 (hereinafter: "the Amendment"). The amendment was published in the Government Gazette in December 2009. The purpose of the regulations is to improve the quality of financial reporting and disclosures in reporting corporations through three maim elements:

a.	Issuing a Company's Board of Directors and Management Report relating to the implementation of the internal control on financial reporting and disclosure.

b.
Providing personal declarations of the CEO and the most senior executive in the financial field of the Company, according to which, inter alia, in their opinion, the financial statements and other financial information which are included in the statements do not include any incorrect presentation of a significant fact and do not lack any presentation of a significant fact required in order for the presentations including in them not to be misleading and, in their opinion, the financial statements and other financial information included in the statements properly reflect, from all significant aspects the financial position, results of operations and cash flows of the Company, and that they evaluate the effectiveness of the internal control on the financial reporting and disclosure, to the extent that it relates to the financial statements and the other financial information which are included in the statements.

c.
Adding an auditor's opinion regarding the effectiveness of the internal control on the financial reporting of the Company and relating to the significant weaknesses it discovered in this control to the periodic report.

The starting time for these provisions will be for the period report as at December 31, 2010 (hereinafter: "the starting date"). Notwithstanding the aforesaid, according to the provisions of the regulations, during the period from the date of publishing the amendment until the starting date, details are to be provided in the the Board of Directors' report in respect of the stages of the Corporation's preparedness and its progress in implementing the provisions of the amendment (hereinafter: "implementing the project").

Disclosure regarding the steps which the Company took to implement the project until the date of this report:

The person responsible in the Company for implementing the project is Mr. Eran Rotem, the Company's CFO.

We would note that by virtue of the Company being traded on a US stock exchange, it is subject to the provisions of the "Sarbanes–Oxley Act" (SOX) in general, including Section 302 relating to the examining the suitability and quality of the controls in the organization, Section 404 relating to the management’s declaration and Section 906 which states the criminal liability for breaching the provisions of this Act. The main points of the Act relate to increasing reporting and disclosure, powers and obligations of the Audit Committee, managers’ liability, enforcement, sanctions and penalties, and increasing the independence of external auditors.

In order to report on internal controls, the Company took the following steps:

a.	The main processes in financial reporting and disclosure were mapped and the existing controls and related procedures were documented.

b.	The risks in financial reporting and disclosures were identified, while identifying the significant control procedures which give a response to these risks.

c.	Differences between existing controls and the desirable controls were mapped and solutions were determined for their amendment.

Out of the total processes which were mapped, the processes which were defined as very significant for financial reporting and disclosure are:

1.	The process of closing the financial statements

2.	ELC – Entity Level Control – controls over the organizational level

3.	ITGC – Controls over the information systems

4.	Revenues process

5.	Purchasing process

6.	Inventory process

During the years 2007-2009 during which the above activities were carried out, a weakness was found in the controls in connection with the process of closing the financial statements, as a result of the cut-off in recording expenses from purchasing products of a subsidiary.  The error was amended retrospectively in the statements for the period of three months which ended March 31, 2009. As a result of this error, the Company increased its internal control system connected with supervising the reporting received from subsidiaries.

13.	Critical accounting estimates

In the preparation of the financial statements in accordance with the IFRS standards, the Company's management is required to use estimates and to make assumptions in respect of transactions or matters, whose impact on the financial statements cannot be accurately determined at the time of their preparation. The estimates and the judgments are tested continually and are based on past experience and on other factors, including expectations in relation to future events, which are considered to be reasonable in the light of the existing circumstances.

The Company determines estimates and assumptions in respect of the future. By the very nature of things, it is rare for the accounting estimates that are made to be identical to the actual results. The estimates and assumption in respect of which significant risk exists of the need to make significant adjustments to the carrying values in the accounting records in respect of assets and liabilities in the course of the following financial year are detailed in Note 2 b to the consolidated financial statements, which are included in the periodic report for the year 2009.

Arnon Tieberg Chairman of the Board	Amit Meridor CEO

Misgav, November 30, 2010

Unofficial English Translation

TEFRON LTD.

Interim consolidated financial statements

as of September 30, 2010

Unaudited

TEFRON LTD.

Interim consolidated financial statements

as of September 30, 2010

Unaudited

ERNST & YOUNG
Kost Forer Gabbay & Kasierer

Auditors' review to the shareholders of Tefron Ltd.

Introduction
We have reviewed the attached financial information of Tefron Ltd. and its subsidiaries ("Group"), which includes the condensed consolidated statements of financial position as of September 30, 2010, and the related condensed consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for the nine-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of the financial information for these interim periods, in accordance with International Accounting Standard 34, " Financial Reporting for Interim Periods" ("IAS 34"), and are also responsible for the preparation of financial information for these interim periods under Chapter D of Securities Regulations (Periodic and Immediate Reports) -1970. Our responsibility is to express a conclusion on the financial information for these interim periods based on our review.

Scope of Review
We conducted our review in accordance with Review Standard 1 issued by the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Prepared by the Entity’s Auditor" A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially more limited in scope than of an audit conducted in accordance with generally accepted auditing standards in Israel, and accordingly does not enable us to obtain with sufficient certainty that we would become aware of all significant matters which could have been identified in an audit. Consequently, we are not expressing an opinion on the audit.

Conclusion
Based on our review, nothing has come to our attention that would cause us to believe that the above financial information has not been prepared, in all significant aspects, in accordance with International Accounting Standard IAS 34.

In addition to the aforesaid in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above noted financial information does not meet, in all material respects, the disclosure provisions of Chapter D of Securities Regulations (Periodic and Immediate Reports) -1970.

Without qualifying our conclusion, we draw attention to note 1C of the financial statements regarding the Company's operations and losses, and to notes 5 and 8 of the financial statements, regarding significant events during the period of report and afterwards, which include, inter alia, financing arrangements with banks and agreements to invest in the Company. The ability of the Company to meet its financial obligations is conditional on meeting new financial covenants during 2010, as set forth in Note 5. In addition, we draw attention to Note 1 regarding a turnaround plan that the Company is implementing, and until the date of signing the report, significant improvements have been achieved in the framework of the turnaround plan.

Haifa, Israel	KOST FORER GABBAY & KASIERER
November 30, 2010	Certified Public Accountants (Israel)

Tefron Ltd.

Consolidated statements of financial position

	As of September 30,		As of December 31,
	2010	2009	2009
	Unaudited		Audited
ASSETS	US$ thousands		US$ thousands
Current assets
Cash and cash equivalents	1,948	5,326	1,904
Investments in available for sale securities	700	837	737
Trade receivables	9,430	16,258	14,597
Other current assets	2,080	2,933	2,892
Inventory	15,625	20,046	19,778
	29,783	45,400	39,908

Non-current assets held for sale	176	-	-

	29,959	45,400	39,908
Non-current assets
Deferred taxes, net	1,488	1,449	1,409
Property, plant and equipment, net	50,997	58,712	56,920
Goodwill and intangible assets, net	660	1,554	960
	53,145	61,715	59,289

	83,104	107,115	99,197
LIABILITIES AND EQUITY
Current liabilities
Short-term, loans (including current maturities of long- term loans)	25,260	16,956	25,847
Trade payables	8,981	18,615	15,042
Other current liabilities	3,454	5,824	5,666
	37,695	41,395	46,555
Non current liabilities
Long-term loans	-	8,222	-
Employee benefits liabilities, net	486	1,543	729
Long term institutions	1,473	778	1,838
Deferred taxes, net	635	4,048	3,080
	2,594	14,591	5,647

Equity attributable to the owners of the parent Company
Share capital	10,351	7,518	7,518
Additional paid-in capital	108,942	107,492	107,522
Accumulated deficit	(69,138)	(56,477)	(60,666)
Treasury shares	(7,408)	(7,408)	(7,408)
Other capital reserves	68	4	29
Total equity	42,815	51,129	46,995
	83,104	107,115	99,197

November 30, 2010
Date of approval of the financial statements	Chairman of the Board Arnon Tieberg	Amit Meridor CEO	Eran Rotem CFO

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.

Consolidated statements of income

	For the nine months ended September 30,		For the three months ended September 30,		For the year ended December 31
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	In US$ thousands
	(Except for loss per share data)

Sales	68,709	93,263	17,990	21,018	115,538
Cost of sales	65,927	94,902	17,768	26,542	119,339

Gross profit (loss)	2,782	(1,639)	222	(5,524)	(3,801)

Selling and marketing expenses	9,123	10,925	2,527	3,138	13,842
General and administrative expenses	2,440	2,745	642	652	3,779
Other expenses (revenues)	133	-	133	-	(496)

Operating loss	(8,914)	(15,309)	(3,080)	(9,314)	(20,926)

Loss from early repayment of a subordinated note receivable	-	(1,285)	-	(1,285)	(1,285)
Financial revenues	271	2,425	7	270	1,747
Financial expenses	(2,048)	(2,839)	(876)	(744)	(2,259)

Net financial expenses	(1,777)	(414)	(869)	(474)	(512)

Loss before taxes on income	(10,691)	(17,008)	(3,949)	(11,073)	(22,723)
Tax benefit	2,365	4,270	872	2,810	5,330

Loss	(8,326)	(12,738)	(3,077)	(8,263)	(17,393)

Basic and diluted loss per share (in Dollars)	(2.9)	(6.0)	(1.0)	(3.9)	(8.1)

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.

Consolidated statements of comprehensive income

	For the nine months ended September 30,		For the three months ended September 30,		For the year ended Dec. 31
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	In US$ thousands

Loss for the period	(8,326)	(12,738)	(3,077)	(8,263)	(17,393)

Other comprehensive income (loss), (net of tax effect):

Income realized – from net cash flow hedging transactions	(115)	(23)	-	-	(23)

Income not yet realized – from net cash flow hedging transactions	-	14	-	(60)	115

Loss not yet realized - short-term investments	(36)	(10)	-	(351)	(86)

Actuarial income (loss) defined benefits program – net	(146)	-	(146)	-	466

Total other comprehensive income (loss), net	(297)	(19)	(146)	(411)	472

Total comprehensive loss, attributed to the Company’s shareholders	(8,623)	(12,757)	(3,223)	(8,674)	(16,921)

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.

Consolidated statements of changes in shareholders' equity

	Relating to the Company’s shareholders
	Share capital	Share premium	Balance of loss	Treasury shares	Capital reserve for financial assets available for sale	Capital reserve for hedging trans- actions	Capital reserve for transactions with a controlling shareholder	Total capital
	$ In thousands

Balance as of January 1, 2010	7,518	107,522	(60,666)	(7,408)	(86)	115	-	46,995
(audited)
Total comprehensive loss	-	-	(8,472)	-	(36)	(115)	-	(8,623)
Share-based payments	-	440	-	-	-	-	-	440
Rights offering (after net issue costs
of $187 thousands)	2,833	980	-	-	-	-	-	3,813
Capital benefits – from a transaction
with a controlling shareholder	-	-	-	-	-	-	190	190
Balance as of September 30,
2010 (Unaudited)	10,351	108,942	(69,138)	(7,408)	(122)	-	190	42,815

	Relating to the Company’s shareholders
	Share capital	Share premium	Balance of loss	Treasury shares	Capital reserve for financial assets available for sale	Capital reserve for hedging trans- actions	Capital reserve for transactions with a controlling shareholder	Total capital
	$ In thousands

Balance as of January 1, 2009	7,518	107,104	(43,739)	(7,408)	23	63,498	247	63,745
(audited)
Total comprehensive loss	-	-	(12,738)	-	(19)	(12,757)	-	(12,757)
Share-based payments	-	141	-	-	-	141	-	141
Cancellation of options to an
employee in a subsidiary	-	247	-	-	-	247	(247)	-
Balance as of September 30,
2009 (Unaudited)	7,518	107,492	(56,477)	(7,408)	4	51,129	-	51,219

	Relating to the Company’s shareholders
	Share capital	Share premium	Balance of loss	Treasury shares	Capital reserve for financial assets available for sale	Capital reserve for hedging transactions	Total capital
	$ In thousands

Balance as of July 1, 2010 (unaudited)	10,351	108,852	(65,915)	(7,408)	(122)	190	45,948

Total comprehensive loss	-	-	(3,223)	-	-	-	(3,223)
Share-based payments	-	90	-	-	-	-	90
Balance as of September 30,
2010 (Unaudited)	10,351	108,942	(69,138)	(7,408)	(122)	190	42,815

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.

Consolidated statements of changes in shareholders' equity

	Relating to the Company’s shareholders
	Share capital	Share premium	Balance of loss	Treasury shares	Capital reserve for financial assets available for sale	Capital reserve for hedging transactions	Total capital
	$ In thousands

Balance as of July 1, 2009	7,518	107,460	(48,214)	(7,408)	341	74	59,771
(unaudited)

Total comprehensive loss	-	-	(8,263)	-	(351)	(60)	(8,674)
Share-based payments	-	32	-	-	-	-	32
Balance as of September 30,
2009 (Unaudited)	7,518	107,492	(56,477)	(7,408)	(10)	14	51,129

Relating to the Company’s shareholders

	Share capital	Share premium	Balance of loss	Treasury shares	Capital reserve for financial assets available for sale	Capital reserve for hedging trans- actions	Total	Options for subsidiary’s shares	Total capital
	Audited
	$ In thousands

Balance as of January 1, 2009	7,518	107,104	(43,739)	(7,408)	-	23	63,498	247	63,745

Total comprehensive income (loss)	-	-	(16,927)	-	(86)	92	(16,921)	-	(16,921)
Share-based payments	-	171	-	-	-	-	171	-	171
Cancellation of options of a
subsidiary’s employee	-	247	-	-	-	-	247	(247)	-

Balance as of December 31,
2009	7,518	107,522	(60,666)	(7,408)	(86)	115	46,995	-	46,995

The accompanying notes are an integral part of the consolidated interim financial statements

Tefron Ltd.

Consolidated statements of cash flows

	For the nine months ended September 30,		For the three months ended September 30,		For the year ended December 31
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	In US$ thousands

Cash flows from operating activities:
Loss	(8,326)	(12,738)	(3,077)	(8,263)	(17,393)

Reconciliations required to present cash flows from operating activities:
Adjustments to statement of income items
Depreciation – fixed assets and intangible assets	6,809	6,744	2,268	2,263	9,256
Impairment (reversal of impairment) of fixed assets and intangible assets	133	-	133	-	(496)
Loss from write-off of inventories	738	2,224	72	1,364	2,808
Cancellation of contingent consideration against profit and loss (A)	-	-	-	-	(399)
Cost of share based payments	230	141	90	32	171
Gain on disposal – fixed assets	(31)	(17)	-	-	(17)
Deferred taxes, net	(2,491)	(4,298)	(872)	(2,830)	(5,364)
Changes in employee benefits liabilities, net	(422)	(626)	(123)	(7)	(850)
Loss from early repayment of a subordinated note receivable	-	1,285	-	1,285	1,285
Taxes on income	124	1,059	41	421	1,427
Financial expenses	1,059	797	516	490	723
	6,149	7,309	2,125	3,018	8,544

Changes in asset and liability items:
Decrease – trade receivables	5,075	7,188	4,112	7,865	8,849
Decrease (increase) – other current assets	714	1,316	793	(183)	1,497
Decrease - inventories	3,415	9,855	2,754	42	9,730
Increase (decrease) – trade payables	(6,061)	(6,552)	(5,067)	1,740	(10,125)
Decrease – other current liabilities	(3,214)	(2,686)	(325)	(526)	(428)
	(71)	9,121	2,267	8,938	9,523

Cash paid and received during the period for:
Interest paid	(1,059)	(679)	(516)	(434)	(878)
Interest received	-	296	-	264	155
Taxes paid	(124)	(1,059)	(41)	(421)	(1,427)
	(1,183)	(1,442)	(557)	(591)	(2,150)

Net cash provided by (used in) operating activities	(3,431)	2,250	758	3,102	(1,476)

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.

Consolidated statements of cash flows

	For the nine months ended September 30,		For the three months ended September 30,		For the year ended December 31
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	In US$ thousands
Cash flows from financing activities:
Acquisitions – fixed assets	(72)	(465)	(31)	(160)	(611)
Acquisitions – intangible assets	(2)	(56)	-	(16)	(75)
Contingent consideration – paid	-	(71)	-	(71)	(271)
Proceeds – from realizing fixed assets	133	18	92	-	18
Proceeds – early repayment of a subordinate note receivable	-	1,715	-	1,715	1,715

Net cash provided by financing activities	59	1,141	61	1,468	776

Cash flows from financing activities:
Net short term bank loans	(8,796)	3,482	690	956	4,923
Repayment – long term loan	(11,601)	(3,113)	-	(1,037)	(3,885)
Receipt – long term loan	20,000	-	-	-	-
Proceeds from issue of rights, net	3,813	-	-	-	-

Net cash provided by (used in) financing activities	3,416	369	690	(81)	1,038

Increase in cash and cash equivalents	44	3,760	1,509	4,489	338

Cash and cash equivalents at beginning of period	1,904	1,566	439	837	1,566

Cash and cash equivalents at end of period	1,948	5,326	1,948	5,326	1,904

Significant non-cash transactions:
Cancellation of contingent consideration against goodwill	-	-	-	-	344
Granting of options in the framework of rescheduling of loans	194	-	(8)	-	-

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 1 - General

a.
These financial statements were prepared on a condensed basis as of September 30, 2010 and for the nine months and three months periods then ended ("interim consolidated financial statements"). These statements should be read together with the Company's annual financial statements as of December 31, 2009 and for the year then ended, and the notes attached thereto ("annual financial statements").

b.
During the first quarter, the Company started a turnaround plan to improve its business results ("turnaround plan"). As of financial statement report date, a number of operating improvements have been noticed on the production floor, such as, a decrease in supply times to customers, a decrease in waste during production, and a decrease in the cost base of the Company , such as in manpower, rentals and transportation. Up to financial statement approval date, the turnaround plan has led to a significant number of improvements.

c.
During the nine-month period ended September 30, 2010, the Company  recorded losses of $8,326 thousand and negative cash flows from current activities of $3,431 thousand. It should be noted that during the three-month period ended September 30, 2010, the Company recorded positive cash flows from current activities of $758 thousand.

Because of the global economic crisis, the decrease in demand and ongoing losses, the Company requires additional financing resources. During March 2010, the Company, through a rights offering to shareholders and a private placement as noted in note 5C, raised $4 million (gross). In addition, on March 2, 2010, the Company signed an agreement with banks for a reorganization of its credit lines and new obligations vis-à-vis the banks, as noted in note 5B. On November 16, 2010, the Company signed a number of agreements, under which, inter alia, it will acquire various "Seamless" product lines from Intimes Nouvelle Seamless Inc., ("Nouvelle") Moreover, Nouvelle and interested parties of the Company will invest $5.8 million, as noted in note 8. In addition, the Company will continue to consider various non-banking financing possibilities such as working with factoring companies which will allow for advancing customer receipts.

Note 2 - Significant accounting principles

Format for preparing the interim consolidated financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, in accordance with International Accounting Standard 34 "Interim Financial Reporting" and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 2 - Significant accounting principles

Format for preparing the interim consolidated financial statements - (contd.)

The significant accounting policies and calculations used in preparing the interim consolidated financial statements are consistent with those used in preparing the annual financial statements, excluding the following:

IAS 36 – "Impairment of Assets":

The amendment to IAS 36 ("amendment") defines the accounting unit to which goodwill is attributed for the purpose of considering impairment in goodwill value. According to the amendment, the largest and most possible unit for an attribution of goodwill that was acquired as part of a business combination is the operating segment, as defined by IFRS 8 "Operating Segments", before consolidating any figures for reporting purposes. The amendment will be adopted on a "from now and forward" basis for reporting periods beginning January 1, 2010.

The amendment did not have any significant effect on the financial position, operating results and cash flows of the Company.

IAS 17 - "Leases":

The amendment to IAS 17 eliminates specific guidance regarding the classification of leases of land as an operating or finance lease. As a result, leases of land are no longer classified as operating leases, if title is not expected to pass to the lessee at the end of the lease term. Classification of a lease as operating or finance is based on the general provisions of IAS 17 when signing the original agreement with the Israel Land Administration, taking account of the fact that land, in general, has an indefinite economic life. Therefore, a lease of land from the Israel Land Administration will be considered by comparing the present value of the amount recognized as a deferred expense for an operating lease, with the fair value of the land, and if said amount clearly reflects the fair value, the lease will be classified as a finance lease.

Adoption of the amendment did not have any effect on the Company's financial position, operating results or cash flows.

The group did not recognize, as an asset or a liability, any future payments that will be required upon exercise of an option to extend the lease period, as these payments will be based on the fair value of land upon any future exercise, and are considered contingent lease payments, which in accordance with IAS 17 are not to be considered.

New international financial reporting standards in the period before the adoption

IFRS 9 – "Financial Instruments":

During November 2009, IFRS 9, "Financial Instruments" was issued. The new IFRS is the first phase of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and applies to all financial assets within the scope of IAS 39.

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 2 - Significant accounting principles

Format for preparing the interim consolidated financial statements - (contd.)

According to IFRS 9, upon initial recognition, all financial assets (including hybrid contracts with a financial asset as host) will be measured at fair value. In subsequent periods, debt instruments will be measured at amortized cost only if both of the following conditions are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, if any.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value, and any changes will be recognized in the statement of operations or in other comprehensive income (loss), in accordance with the accounting policy chosen vis-à-vis each and every instrument. Nevertheless, if the equity instruments are held for trading purposes, they must be measured at fair value through the statement of operations. This election is final and irrevocable.

When an entity changes its business model for managing financial assets, it must reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not allowed. The Standard will be effective January 1, 2013. Earlier adoption is allowed. The first time adoption will be made retroactively, with a restatement of comparative figures, subject to relief available under the Standard.

The Company is considering the possible repercussions of the new Standard, however, at this stage, it is not able to assess its effect, if any, on the financial statements.

IFRS 7 – "Financial Instruments: Disclosure":

The amendment to IFRS 7 stresses various disclosure requirements - the relationship between quantitative and qualitative disclosure requirements, and the manner and scope of risks involved in holding financial instruments. Disclosure requirements regarding securities that the Company holds have been reduced, while disclosure requirements regarding credit risks have been amended. The amendment will be applied retroactively for financial statement reporting periods beginning January 1, 2011. Early adoption is allowed.

In the Company's opinion, the amendment is not expected to have any significant effect on the disclosure of financial instruments in the financial statements.

The amendment is not expected to have any material effect on the Company's financial statements.

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 2 - Significant accounting principles

Format for preparing the interim consolidated financial statements - (contd.)

IAS 1 - Presentation of Financial Statements:

In accordance with the amendment, changes between opening balances and closing balances for any component of other comprehensive income can be reported in the statement of changes in equity or as part of the notes to the annual financial statements. The amendment will be applied retroactively for reporting periods beginning January 1, 2011. Early adoption is allowed.

Note 3 – Seasonality

The Company has not identified any seasonal trends in respect of intimate and active wear goods. In respect of swimwear, most of the Company's sales are made from December until May. Consideration of seasonality must be made when reviewing any operating results.

Note 4 – Disposal of group of assets held for sale

During the third quarter of 2010, company's management committed itself to a disposal of Seamless segment knitting machines. This disposal was completed during the fourth quarter, yielding $176 thousand in cash. Furthermore, during the third quarter of the year, final agreement was reached on the terms of sale and accordingly, as of September 30, 2010, the Company classifies these assets in its statement of financial position under "disposal group of assets available for sale". During the third quarter of 2010, the Company recorded a value impairment loss of $133 thousand, which was recorded under "other expenses" in the statements of income.

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 5 – Significant events during the period of report

a.        Appointment of a new Chief Executive Officer:

1.	On January 17, 2010, the Company's Board of Directors approved an employment contract with the incoming Chief Executive Officer, Mr. Amit Meridor, effective January 21, 2010.

2.
On January 17, 2010, the Company 's Board of Directors approved, further to approval by the Company 's audit committee, a grant of 100,000 options available for conversion into 100,000 Ordinary Shares, NIS 10 par value each, to the Chief Executive Officer. The share options are issued further to the Company’s employee, office holder and consultants' option plan, which was originally approved by the Company's Board of Directors in September 1997 and amended during January 2003. The vesting period is 3 years, from the start of the Chief Executive Officer's employment with expiry 10 years from grant date. The market value of company shares on grant date was $4.0, and the exercise price of the options was fixed at $3.8. Accordingly, during the report period, the Company recorded an expense of $23 thousand, which was classified under "general and administrative expenses".

     Information used in measuring the options' fair value:

Dividend yield per share (%)	0.0
Expected fluctuations in share price (%)	53.2
Non-risk interest rate (%)	2.6
Expected life term of the options (in years)	6
Weighted average share price (US dollars )	5.1

b.        Final agreement with the lending banks regarding the Company's credit lines:

On March 2, 2010 the Company signed a final agreement with the banks, which included a reorganization of the current credit lines that the banks have provided. The Company has adopted provisions of IAS 39 (while distinguishing between quantitative and qualitative factors) and has treated the new arrangement as a non-significant change of terms.

The following is a summary of the agreement's main points:

The loans and credit lines extended to the Company will be re-divided as follows:

1. Loan A':

Loan A' –$15 million, 10-year bank loan - interest on Loan A' will be paid on a quarterly basis. The principal of Loan A' will be repaid in three equal payments of $1,250,000 each, from the end of the seventh, eighth and ninth year after providing Loan A'.

The balance of $11,250,000 will be repaid at the end of the 10th year after issuing Loan A', pro rata between the banks.

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 5 – Significant events during the period of report – contd.

b.	Final agreement with the lending banks regarding the Company's credit lines: (contd.)

Loan A' – Early Repayment:

The unpaid balance of Loan A', in whole or in part, will be repaid early under the following circumstances:

(1)
Future capital issue - in case of any future capital issue by the Company, 50% of the issue's net consideration will serve as a loan pre-payment. In this regard, under the Nouvelle agreement, as noted in note 8 below, agreement of the banks for any exception to this clause is required. That is, this clause, with the banks' agreement, will not be binding on the Nouvelle agreement.

(2)	Asset disposals - in case of any asset disposals, not in the normal course of business, the net consideration shall serve as a loan pre-payment.

(3)
Excess cash flow – if positive cash flows, according to the Company's financial statements, exceeds $8 million ("base amount") - 50% of the difference between said excess and the base amount, will serve as a loan pre-payment, on account of the final Loan A principal payment.

"Excess cash flow" – The Company's EBITDA, according to its financial statements, in any given calendar year, after deduction of (a) interest costs for said calendar year and (b) total investments and maintenance costs for said calendar year ("current investments"). The Company will not make any current investments, including investments during the normal course of business, in a cumulative annual amount for all group companies, that exceeds $2,000 thousand.

2. Loan B':

Loan B' –$5 million, six-year bank loan - interest on Loan B' will be paid on a quarterly basis. Loan B principal will be repaid in four equal payments of $1,250,000 each, at the end of the third, fourth, fifth and sixth years after providing Loan B'.

3. Short term credit lines (in addition to Loans A' and B'):

The banks will provide short-term credit lines for up to one year, amounting to $8.95 million, under the following terms.

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 5 – Significant events during the period of report – contd.

b.	Final agreement with the lending banks regarding the Company's credit lines: (contd.)

4. Capital Injection:

The Company is committed to a rights offering and/or private placement of shares, of not less than $4 million (after costs), by March 31, 2010.

By March 28, 2010, the Company raised $4 million through a rights offering and a private placement to Norfet, and/or another party on its behalf.

5. Other Credit Lines:

Subject to said capital injections, in full and on due date, the banks will provide $1.8 million of additional short-term credit lines.

6. Other Liabilities:

In addition to collateral and commitment requirements, the Company  has undertaken, inter alia, not to distribute any dividends to its shareholders, without the prior and written consent of the banks, as long as Loan A and Loan B'  have not been repaid in full.

Capital Benefit:

The Company is committed to issue to the banks, without consideration, and not later than 30 days from the date of agreement signing, 100,000 options, available for conversion into 100,000 Ordinary shares, NIS 10 par value each of the Company, against payment of an exercise premium of $4.5 per share. The options are available for exercise (in whole or in part) over a period of 48 months from the date of agreement signing. A benefit of $210 thousand was recognized in the financial statements. On August 17, 2010, said options were issued.

Financial Covenants:

The banks have consented not to exercise their rights against the Company following its expected failure to comply with the financial covenants which the Company agreed to comply with during 2009, pursuant to Tefron's financial statements as of December 31, 2009, only.

In addition, the Company has agreed to comply, at all times, during 2010, with all financial covenants and undertakings, as follows:

1.
The Company's EBITDA, pursuant to its 2010 consolidated financial statements shall be positive (this financial covenant was amended on July 11, 2010, requiring an EBITDA of not more than a negative EBITDA of $2.1 million); and;

2.	According to the interim and annual consolidated financial statements, the Company's shareholders' equity will not be less than $35 million; and;

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 5 – Significant events during the period of report – contd.

b.	Final agreement with the lending banks regarding the Company's credit lines: (contd.)

6. Other Liabilities: contd.

Financial Covenants: contd.

3.
Total cash, inventory and receivable balances, pursuant to the consolidated financial statements (interim and annual) will not be less than $33 million. This financial covenant was amended during November 2010 to $29 million vis-à-vis the financial statements as of September 30, 2010 and the balance of other receivables, pursuant to the consolidated financial statements (interim and annual) will not be less than $9 million.

4.
The salary of the CEO and the Chairman of the Board of Directors, of any of the Tefron Group companies, will not exceed the salaries of the CEO and Chairman, of any one and specific company, on agreement date, plus linkage differences to the Consumer Price Index.

By November 30, 2010, the Company and the banks will agree on additional financial covenants and undertakings, including restrictions on salaries of office holders, which the Company must meet beginning January 1, 2011. Should such agreement not be reached by November 30, 2011, the Company will have to comply with the financial covenants that were in effect prior to agreement date.

Up to December 31, 2009, the agreements with the banks included various financial covenants which in turn included the following financial ratios:

1. Shareholders' equity would not be less than $40 million,

2. The ratio of shareholders' equity to total assets would not be less than 20%, at any time,

3. The ratio of total liabilities to banks and EBITDA would not exceed 9.5%.

Before signing the final agreement on December 2, 2009, the Chairman and the CFO received a verbal notices from three banks which were involved in the financing agreements, according to which each of said banks decided to halt the Company's use of the credit lines.

To the best of the Company's knowledge, the decision regarding terminating utilization of the Company's credit lines reflects the belief that the Company will continue to incur losses in the coming periods. The banks' decision was sudden, and despite the fact that for the purpose of the Company's financial statements as of December 31, 2008, March 31, 2009 and June 30, 2009, the banks gave issued a letter of waiver, vis-à-vis their rights for immediate repayment of credits provided to the Company, notwithstanding the Company's non-compliance with one of the financial covenants (the EBIDTA) that was required by the financing agreements between the Company and the banks.

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 5 – Significant events during the period of report – contd.

b.	Final agreement with the lending banks regarding the Company's credit lines: (contd.)

6. Other Liabilities: contd.

Financial Covenants: contd.

In accordance with provisions of IAS 39, the Company had to consider whether the terms of the new debt agreement were significantly different than the original financial obligations; the difference in terms was not significant and, accordingly, the Company did not record any change to the value of its financial liabilities in its books as of the date of the change.

On February 26, 2010, the Company published a rights offering with the United States Securities and Exchange Commission, the Israel Securities Authority and the Tel Aviv Stock Exchange. The offering included a rights issue of up to 1,578,975 Ordinary shares, NIS 10 par value each, at $3.8 per share. The rights offer to company shareholders was at a ratio of 1 unit for each unit of 1.406 shares.

As Norfet stated that it could not participate in the rights offering because of regulatory concerns, the Company chose to raise funds through both a rights offering, and a private placement with Norfet and/or any of its representatives ("Norfet"), under which Norfet is committed to invest, against a private placement of shares, an amount that will supplement the overall proceeds of the Company from the rights offering and private placement, up to $4 million.

Under the rights offering, the Company raised $2,867 thousand from its shareholders, against an issue of 754,384 Ordinary shares. Under the private placement, the Company raised an additional $1,133 thousand, and in total and during March 2010, raised $4 million (gross).

In addition, the Company published a shelf prospectus for registration of:

(a)	Up to 3 million Ordinary shares, NIS 10 par value each.

(b)	Up to 10 series of convertible bonds, with each bond series at a par value of up to NIS 500 million, available for repayment in one payment or a number of equal payments.

(c)
Up to 10 series of options, with each option series including not more than 3 million options available for conversion in a manner that each option will be available for conversion into 1 Ordinary share, NIS 10 par value each, against a payment in cash of the exercise price linked to an indexation basis.

(d)
Up to 10 series of options, with each option series including not more than 200 million options available for conversion in a manner that each option will be available for conversion into Series A through T, NIS 100 par value bonds, against a payment in cash of the exercise price linked to an indexation basis, and,

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 5 – Significant events during the period of report – contd.

b.	Final agreement with the lending banks regarding the Company's credit lines: (contd.)

6. Other Liabilities: contd.

Financial Covenants: contd.

(e)	Up to 10 series of commercial paper (Series 1 through 10), with each series of commercial paper at a par value of up to NIS 500 million, available for repayment in one or more payments.

c.        Lease agreement with REIT 1:

On March 21, 2010, the Company signed an agreement with REIT 1 Ltd., ("REIT 1"), which holds rights in three industrial buildings in the Teradion Industrial Area ("buildings"), which house the Company's plants and headquarters. According to the agreement, the Company will pay its entire debt to REIT 1, will vacate its headquarters and continue to rent the Hi-Tex 1 and 2 buildings by December 31, 2019.

On August 17, 2010, the Company issued 60,000 options available for conversion into 60,000 Ordinary shares, NIS 10 par value each, to REIT 1 against an exercise price of $4.5 per share. The options are available for conversion (in whole or in part) over a period of 48 months from grant date.

d.        Appointment of a new Chairman of the Board of Directors:

On July 5, 2010, Mr. Arnon Tieberg, was appointed Chairman of the Board of Directors of the Company. Mr. Yaakov Gelbard, the previous Chairman, ended his tenure on July 5, 2010.

e.        Waiver by the Lending Banks:

On July 11, 2010, the Company received a letter of waiver from three lending banks. As part of this letter of waiver, these said banks declared that the EBITDA target was amended from a positive EBITDA for 2010 to an EBITDA which will not be more than negative $2.1 million during 2010.

As of September 30, 2010, the Company was not in compliance with one of its financial covenants vis-à-vis the total amount of cash, inventory and receivable balances which were required under the final agreement with the banks, as detailed in note 5B above. Accordingly, the Company classified its long-term loans under current liabilities, in accordance with provisions of IAS 1. During November 2010, a letter of waiver was received from all banks involved, confirming that the noncompliance with said financial covenants, on the basis of the Company's September 30, 2010 balance sheet is not considered and will not be considered a justification for calling the credits for immediate repayment.

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 6 – Contingent liabilities

A claim has been filed against the Company by a former supplier, vis-à-vis inventory of raw materials for which the Company did not yet pay. The Company, on the other hand, filed a counter claim which in its opinion includes justified allegations against the supplier, inter alia, stating that the raw materials as supplied were defective and caused the Company damage. In the Company’s Management’s opinion, based on that of its legal advisors, the expression in the financial statements regarding this claim is sufficient and appropriate.

Note 7 – Operating segments

a.        General:

The group companies are engaged in two business segments:

Seamless apparel ("Seamless") - Design, development, manufacturing and sale of intimate apparel, and active wear using the "Seamless" method.

Knitted apparel ("Cut & Sew"): design, development, manufacturing and sale of intimate apparel, swimwear and active wear using the "Cut & Sew" method - Design and manufacturing are carried out primarily in Israel, in Jordan and in Far East, and finished goods are primarily sold in the US and Europe.

The Company's two business segments are carried out in a number of geographic areas around the world. In Israel, where the Company and its subsidiaries - Hi-Tex Ltd., and Macro Apparel Ltd., are located, the design, development, manufacturing and sale activities of intimate apparel, active wear and swimwear are carried out. Tefron USA and Tefron UK, subsidiaries of Tefron Ltd., are responsible for marketing and selling activities.

Reports by the Company under IFRS 8 are based on readily available financial information, which is reviewed on a regular basis and serves the Company's Chief Operating Decision Maker ("CODM"), for decision making vis a vis resources to be allocated to the segments and to assess performance. The Company's CEO also serves as its CODM. Accordingly, based on IFRS 8 provisions for determining reportable segments and the available financial information which is reviewed by the CEO, the Company has determined that it operates in two reportable segments.

Group financing (including financial expenses and income), and taxes on income are managed on a group-wide basis and are not allocated to any particular segment.

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 7 – Operating segments – contd.

b.        Reports on operating segments:

For the nine months period ended September 30, 2010

	Seamless	Cut & Sew	Total
	Unaudited
	US$ thousands

Revenues – outside parties	39,490	29,219	68,709
Segment results	(7,088)	(1,826)	(8,914)
Net financial expenses			(1,777)
Tax benefits			2,365

Loss			(8,326)

For the nine months period ended September 30, 2009
	Seamless	Cut & Sew	Total
	Unaudited
	US$ thousands

Revenue – outside parties	48,794	44,469	93,263
Segment results	(9,725)	(5,584)	(15,309)
Loss from early repayment of a subordinated note receivable			(1,285)
Net financial expenses			(414)
Tax benefits			4,270

Loss			(12,738)

Tefron Ltd.
Notes to the interim consolidated financial statements

Note 7 – Operating segments – contd.

b.        Reports on operating segments – contd.

For the three months period ended September 30, 2010

	Seamless	Cut & Sew	Total
	Unaudited
	US$ thousands

Revenue – outside parties	15,927	2,063	17,990
Segment results	(1,470)	(1,610)	(3,080)
Net financial expenses			(869)
Tax benefits			872

Loss			(3,077)

For the three months period ended September 30, 2009

	Seamless	Cut & Sew	Total
	Unaudited
	US$ thousands

Revenue – outside parties	13,844	7,174	21,018
Segment results	(4,945)	(4,369)	(9,314)
Loss from early repayment of a subordinated note receivable			(1,285)
Net financial expenses			(474)
Tax benefits			2,810

Loss			(8,263)

Tefron Ltd.
Notes to the interim consolidated financial statements

Note 7 – Operating segments – contd.

b.        Reports on operating segments – contd.

For the year ended December 31, 2009

	Seamless	Cut & Sew	Total
	Audited
	US$ thousands

Revenues – outside parties	62,306	53,232	115,538
Segment results	(13,197)	(7,729)	(20,926)
Loss – early repayment of promissory note			(1,285)
Net financial expenses			(512)
Tax benefits			5,330

Loss			(17,393)

Note 8 – Events subsequent to the balance sheet date

Nouvelle Transaction:

On November 16, 2010, the Company signed a number of agreements (and on November 23, 2010, an Appendix to said investment agreement), under which, inter alia, it will acquire Intimes Nouvelle Seamless Inc.'s ("Nouvelle"), Seamless operations. Furthermore, the following will invest $5.8 million in the Company : (i) a special-purpose company under control of the Lieberman Family, controlling shareholders of Nouvelle ("Nouvelle investors"); (ii) Mivtach Shamir Holdings Ltd., an interested party of the Company , (in the interest of caution, transactions with which have been approved by the Company  as transactions with a controlling shareholder); and (iii) an investors group headed by Rimon Investments Master Fund, L.P., an interested party of the Company ; and against a private and exceptional issue, as this term is defined by Securities Regulations ("Rimon group") of 3,368,094 Ordinary shares of the Company , which immediately after issue reflects 51.5% of the Company ’s issued capital and voting rights therein (44% on a fully diluted basis). In addition, the Company will issue to Nouvelle's controlling shareholders, 450,000 options available for conversion into up to 450,000 Ordinary shares of the Company, subject to compliance with sales targets, as detailed below (jointly: "transaction").

Tefron Ltd.
Notes to the interim consolidated financial statements

Note 8 – Events after the balance sheet date – contd.

Nouvelle Transaction: contd.

The following are summarized details of said transaction's main agreements:

a.
An agreement between the Company and Nouvelle, under which the Company will acquire from Nouvelle operations in the women's intimate apparel field manufactured using Seamless technology, against an issue of 600,000 Ordinary shares, which will reflect immediately after their issue (and subject to full completion of the transaction) 9.2% of the Company's issued capital and voting rights therein (7.9% on a fully diluted basis).

b.
An agreement between the Company and Nouvelle investors, under which Nouvelle investors will invest $3,313 thousand in the Company, against an issue of 1,577,619 Ordinary shares (at a price of $2.1 per share), which will reflect immediately after their issue (and subject to full completion of the transaction) 24.1% of the Company's issued capital and voting rights therein (20.8% on a fully diluted basis).

c.
An agreement between the Company and Mivtach Shamir, under which Mivtach Shamir will invest $1.3 million in the Company against an issue of 619,047 Ordinary shares (at a price of $2.1 per share), which will reflect immediately after their issue (subject to full completion of the transaction) 9.5% of the Company's issued capital and voting rights therein (8.2% on a fully diluted basis).

d.
An agreement between the Company and Rimon, under which the Rimon group will invest $1.2 million, against an issue of 571,428 Ordinary shares (at a price of $2.1 per share), which will reflect immediately after their issue (subject to full completion of the transaction) 8.7% of the Company's issued capital and voting rights therein (7.5% on a fully diluted basis).

e.
A consulting agreement between Tefron USA Inc., a subsidiary of the Company  (hereinafter: "the subsidiary") and Nouvelle (or any other company operating on behalf of Mr. Willy Lieberman), which will provide the services of a sales manager in North American markets, to the subsidiary, through Mr. Willy Lieberman, who currently serves as Nouvelle's Senior Vice President.

f.
An option agreement with Messrs. Ben and Martin Lieberman, under which they will receive (or through a company on their behalf) 450,000 options (225,000 options each) available for conversion into up to 450,000 Ordinary shares, which will reflect immediately after their issue (and subject to full completion of the transaction) 6.4% of the Company's issued capital and voting rights therein, on the assumption of the conversion of said options only to shares of the Company (6% on a fully diluted basis). The options will vest subject to compliance with the Company with sales targets.

g.
An agreement for the registration of rights. The Company agreed to submit, to the United States Securities and Exchange Commission, a document for the purpose of registering, in the United States, shares that will be issued to investors as part of the transaction, and shares that will be issued to TA Top Limited Partnership and to Mivtach Shamir in accordance with a decision of the Company's general meeting of shareholders of February 24, 2010, and as reported on the actual issue on March 28, 2010.

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 8 – Events after the balance sheet date – contd.

Nouvelle Transaction: contd.

The following are summarized details of said transaction's main agreements: contd.

h.
A co-agreement for the supply and receipt of services, between the Company  and Lamour Global Inc., ("Lamour"), a private company incorporated in Hong Kong and related to Lieberman Family members who hold Nouvelle's issued shares, under which the Company  and Lamour, will co-operate in locating new customers and suppliers, including subcontractors and the supervision over said, all against a commission that will be calculated as a percentage of the relevant service component that will be determined in the service agreement. This agreement will be signed upon completing the transaction and its implementation will be subject to approval by the Company's lending banks.

i.
As part of the transaction, three additional directors will be appointed. One of the directors is Mr. Guy Shamir, a son of Mr. Meir Shamir (an indirect controlling shareholder of Mivtach Shamir). Each of said directors will be entitled to compensation, indemnification, and insurance for service as Company director. In addition, as part of the transaction, the Company will acquire a "run off" insurance policy for the liability coverage of directors and officeholders. In addition, as part of the transaction, the liabilities of Messers Yishai Davidi, Meir Shamir and Guy Shamir, as directors of the Company will be covered by the liability insurance policy for directors and officeholders, and under the "run off" insurance.

The transaction is subject to compliance with certain contingent requirements, which include inter alia, approval of the transaction by the general meeting of shareholders of the Company by special majority, a new arrangement with the Company's lending banks, signing the option agreements, registering the rights agreement, and a commitment for non-competition, as detailed in F and H above. As part of said agreement with the banks, the amount of credits and debt available to the Company will be increased by an additional $5 million, at least, and new financial covenants for the Company's agreements with banks in accordance with the Company 's program for the coming years, will be established, to the satisfaction of Nouvelle investors. As of report date, the Company is in advanced stages of negotiations with the banks to establish the new financial covenants and to provide the additional financing, in accordance with that stated above. The new financial covenants, will also comply with the agreement with the banks dated March 2, 2010, regarding the new covenants for 2011 and onwards. The Company is awaiting the banks' approval; however, there is no certainty that said approval will be received. The Company will update, upon signing the final agreement as stated.

Tefron Ltd.

Notes to the interim consolidated financial statements

Note 8 – Events after the balance sheet date – contd.

Nouvelle Transaction: contd.

The following are summarized details of said transaction's main agreements: contd.

On November 24, the Company issued an immediate report on the transaction with Nouvelle and the investors, including details of Nouvelle's operations, and the convening of a shareholders' meeting on December 29, 2010 for approval of the transaction. After publication of said, the Company received a notice of position from a shareholder of the Company holding 0.9% of the Company's shares. The notice of position makes claims against certain elements of the transaction, and includes a demand that the Company completes a rights issue to shareholders of the Company to those that are not part of the current transaction, at the transaction price with Nouvelle.

The Board of Directors believes that the claims raised in the position paper are irrelevant, and reflect a misunderstanding of the transaction's details and the chronological events. The Company's Audit Committee and Board of Directors believe that the transaction is in the Company's best interests.

Unofficial English Translation

TEFRON LTD

INTERIM PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010

UNAUDITED

TEFRON LTD

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PROFORMA AS OF SEPTEMBER 30, 2010

UNAUDITED

ERNST & YOUNG
Kost Forer Gabbay & Kasierer

Auditors' Review to the shareholders of Tefron Ltd.

Introduction
We have reviewed the attached  proforma financial information of Tefron Ltd. (hereinafter – the Company) which includes the condensed proforma consolidated statement of financial position as of September 30, 2010 and the condensed proforma consolidated statements of income, and comprehensive income for the periods of nine months and three months then ended. The Company’s Board of Directors and Management are responsible for the preparation and presentation of the proforma financial information for these interim periods in accordance with accounting principles as set forth in Note 1 and the assumptions as set forth in Note 2 to the proforma financial information, and they are responsible for the preparation of the proforma financial information for these interim proforma periods in accordance with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports) – 1970. Our responsibility is to express a conclusion on this interim separate financial information based on our review.

Scope of the review
We conducted our review in accordance with Review Standard 1 issued by the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Prepared by the Entity’s Auditor" A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially more limited in scope than of an audit conducted in accordance with generally accepted auditing standards in Israel, and accordingly does not enable us to obtain with sufficient certainty that we would become aware of all significant matters which could have been identified in an audit. Consequently, we are not expressing an opinion on the audit.

Conclusion
Based on our review, nothing has come to our attention that would cause us to believe that the above financial information has not been prepared, in all significant aspects, in accordance with the accounting principles set forth in Note 1 and the assumptions set forth in Note 2 to the proforma financial information.

In addition to the aforesaid in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above noted proforma financial information does not meet, in all material respects, the provisions of Regulation 38B to the Securities Regulations (Periodic and Immediate Reports) – 1970.

Haifa, November 30, 2010	Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel)

  TEFRON LTD

Consolidated proforma statements of financial position

As of September 30
2010
Unaudited
Dollar thousands
Current assets
Cash and cash equivalents	2,311
Short-term investments	700
Trade receivables	9,430
Other receivables	2,080
Inventory	15,625
30,146
Non-current assets held for sale	176
30,322
Non current assets
Deferred taxes, net	1,488
Fixed assets	50,997
Intangible assets	2,142
Goodwill	250
54,877
85,199

Current liabilities
Credit from banks	19,810
Trade payables	8,981
Other payables	3,454
32,245
Non current liabilities
Employee benefits liabilities, net	486
Long-term institutions	1,473
Deferred taxes, net	452
2,411
Capital relating to the Company's shareholders
Share capital	19,226
Additional paid-in capital	107,795
Accumulated deficit	(69,138)
Treasury shares	(7,408)
Other capital reserves	68
Total equity	50,543
85,199

November 30, 2010
Date of approval of the financial statements	Arnon Tieberg Chairman of the Board	Amit Meridor CEO	Eran Rotem CFO

The accompanying notes are an integral part of the interim proforma financial statements

TEFRON LTD

Consolidated proforma statements of income

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Unaudited
	Dollar thousands (excluding loss per share data)

Sales	90,323	111,599	25,921	25,411	142,107

Cost of sales	83,336	111,240	23,745	30,865	143,061

Gross profit (loss)	6,987	359	2,176	(5,454)	(954)

Selling and marketing expenses	10,779	12,633	3,132	3,834	16,294
General and administrative expenses	3,360	3,433	939	669	4,776
Other expenses (income)	133	-	133	-	(496)

Operating loss	(7,285)	(15,707)	(2,028)	(9,957)	(21,528)

Loss from early repayment of subordinate note receivable	-	(1,285)	-	(1,285)	(1,285)

Financial revenues	271	2,425	7	270	1,747
Financial expenses	(2,048)	(2,839)	(876)	(744)	(2,259)

Financial expenses, net	(1,777)	(414)	(869)	(474)	(512)

Loss before taxes on income	(9,062)	(17,406)	(2,897)	(11,716)	(23,325)
Tax benefit	1,932	4,216	669	2,735	5,139

Loss	(7,130)	(13,190)	(2,228)	(8,981)	(18,186)

Basic and diluted loss per share (in Dollars)	(1.06)	(2.34)	(0.33)	(1.59)	(3.22)

The accompanying notes are an integral part of the interim proforma financial statements

TEFRON LTD

Consolidated proforma statements of comprehensive income

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Unaudited
	Dollar thousands

Loss for the period	(7,130)	(13,190)	(2,228)	(8,981)	(18,186)

Other comprehensive loss (net of tax effect):

Income realized due to hedging cash flows transactions, net	(115)	(23)	-	-	(23)
Income (loss) not yet realized due to hedging cash flows transactions, net	-	14	-	(60)	115
Loss not yet realized from short-term investments	(36)	(10)	-	(351)	(86)
Actuarial income (loss) from a defined benefits program, net	(146)	-	(146)	-	466

Total other comprehensive income (loss), net	(297)	(19)	(146)	(411)	472

Total comprehensive loss	(7,427)	(13,209)	(2,374)	(9,392)	(17,714)

The accompanying notes are an integral part of the interim proforma financial statements

TEFRON LTD

Notes to the interim proforma consolidated financial statements

Note 1 – Significant accounting principles

The interim proforma consolidated financial statements must be read in conjunction with the Company's interim consolidated financial statements as of September 30, 2010, and for the period of six months and three months then ended. The main accounting principles implemented in the interim proforma consolidated financial statements are consistent with those implemented in the preparation of the Company's interim consolidated financial statements.

Note 2 – Description of a transaction and proforma assumptions

a.        Nouvelle Transaction

On November 16, 2010, the Company signed a number of agreements (and on November 23, 2010, an Appendix to said investment agreement), under which, inter alia, it will acquire Intimes Nouvelle Seamless Inc.'s ("Nouvelle"), Seamless operations. Furthermore, the following will invest $5.8 million in the Company : (i) a special-purpose company under control of the Lieberman Family, controlling shareholders of Nouvelle ("Nouvelle investors"); (ii) Mivtach Shamir Holdings Ltd., an interested party of the Company , (in the interest of caution, transactions with which have been approved by the Company  as transactions with a controlling shareholder); and (iii) an investors group headed by Rimon Investments Master Fund, L.P., an interested party of the Company ; and against a private and exceptional issue, as this term is defined by Securities Regulations ("Rimon group") of 3,368,094 Ordinary shares of the Company , which immediately after issue reflects 51.5% of the Company ’s issued capital and voting rights therein (44% on a fully diluted basis). In addition, the Company will issue to Nouvelle's controlling shareholders, 450,000 options available for conversion into up to 450,000 Ordinary shares of the Company, subject to compliance with sales targets, as detailed below (jointly: "transaction").

The following are summarized details of said transaction's main agreements:

a.
An agreement between the Company and Nouvelle, under which the Company will acquire from Nouvelle operations in the women's intimate apparel field manufactured using Seamless technology, against an issue of 600,000 Ordinary shares, which will reflect immediately after their issue (and subject to full completion of the transaction) 9.2% of the Company's issued capital and voting rights therein (7.9% on a fully diluted basis).

b.
An agreement between the Company and Nouvelle investors, under which Nouvelle investors will invest $3,313 thousand in the Company, against an issue of 1,577,619 Ordinary shares (at a price of $2.1 per share), which will reflect immediately after their issue (and subject to full completion of the transaction) 24.1% of the Company's issued capital and voting rights therein (20.8% on a fully diluted basis).

TEFRON LTD

Proforma consolidated statements of income

Note 2 – Description of a transaction and proforma assumptions (contd.)

a.        Nouvelle Transaction (contd.)

c.
An agreement between the Company and Mivtach Shamir, under which Mivtach Shamir will invest $1.3 million in the Company against an issue of 619,047 Ordinary shares (at a price of $2.1 per share), which will reflect immediately after their issue (subject to full completion of the transaction) 9.5% of the Company's issued capital and voting rights therein (8.2% on a fully diluted basis).

d.
An agreement between the Company and Rimon, under which the Rimon group will invest $1.2 million, against an issue of 571,428 Ordinary shares (at a price of $2.1 per share), which will reflect immediately after their issue (subject to full completion of the transaction) 8.7% of the Company's issued capital and voting rights therein (7.5% on a fully diluted basis).

e.
A consulting agreement between Tefron USA Inc., a subsidiary of the Company  (hereinafter: "the subsidiary") and Nouvelle (or any other company operating on behalf of Mr. Willy Lieberman), which will provide the services of a sales manager in North American markets, to the subsidiary, through Mr. Willy Lieberman, who currently serves as Nouvelle's Senior Vice President.

f.
An option agreement with Messrs. Ben and Martin Lieberman, under which they will receive (or through a company on their behalf) 450,000 options (225,000 options each) available for conversion into up to 450,000 Ordinary shares, which will reflect immediately after their issue (and subject to full completion of the transaction) 6.4% of the Company's issued capital and voting rights therein, on the assumption of the conversion of said options only to shares of the Company (6% on a fully diluted basis). The options will vest subject to compliance with the Company with sales targets.

g.
An agreement for the registration of rights. The Company agreed to submit, to the United States Securities and Exchange Commission, a document for the purpose of registering, in the United States, shares that will be issued to investors as part of the transaction, and shares that will be issued to TA Top Limited Partnership and to Mivtach Shamir in accordance with a decision of the Company's general meeting of shareholders of February 24, 2010, and as reported on the actual issue on March 28, 2010.

h.
A co-agreement for the supply and receipt of services, between the Company  and Lamour Global Inc., ("Lamour"), a private company incorporated in Hong Kong and related to Lieberman Family members who hold Nouvelle's issued shares, under which the Company  and Lamour, will co-operate in locating new customers and suppliers, including subcontractors and the supervision over said, all against a commission that will be calculated as a percentage of the relevant service component that will be determined in the service agreement. This agreement will be signed upon completing the transaction and its implementation will be subject to approval by the Company's lending banks.

TEFRON LTD

Notes to the interim proforma consolidated statements

Note 2 – Description of a transaction and proforma assumptions (contd.)

a.        Nouvelle Transaction (contd.)

i.
As part of the transaction, three additional directors will be appointed. One of the directors is Mr. Guy Shamir, a son of Mr. Meir Shamir (an indirect controlling shareholder of Mivtach Shamir). Each of said directors will be entitled to compensation, indemnification, and insurance for service as Company director. In addition, as part of the transaction, the Company will acquire a "run off" insurance policy for the liability coverage of directors and officeholders. In addition, as part of the transaction, the liabilities of Messers Yishai Davidi, Meir Shamir and Guy Shamir, as directors of the Company will be covered by the liability insurance policy for directors and officeholders, and under the "run off" insurance.

The transaction is subject to compliance with certain contingent requirements, which include inter alia, approval of the transaction by the general meeting of shareholders of the Company by special majority, a new arrangement with the Company's lending banks, signing the option agreements, registering the rights agreement, and a commitment for non-competition, as detailed in F and H above. As part of said agreement with the banks, the amount of credits and debt available to the Company will be increased by an additional $5 million, at least, and new financial covenants for the Company's agreements with banks in accordance with the Company 's program for the coming years, will be established, to the satisfaction of Nouvelle investors. As of report date, the Company is in advanced stages of negotiations with the banks to establish the new financial covenants and to provide the additional financing, in accordance with that stated above. The new financial covenants, will also comply with the agreement with the banks dated March 2, 2010, regarding the new covenants for 2011 and onwards. The Company is awaiting the banks' approval; however, there is no certainty that said approval will be received. The Company will update, upon signing the final agreement as stated.

On November 24, the Company issued an immediate report on the transaction with Nouvelle and the investors, including details of Nouvelle's operations, and the convening of a shareholders' meeting on December 29, 2010 for approval of the transaction. After publication of said, the Company received a notice of position from a shareholder of the Company holding 0.9% of the Company's shares. The notice of position makes claims against certain elements of the transaction, and includes a demand that the Company completes a rights issue to shareholders of the Company to those that are not part of the current transaction, at the transaction price with Nouvelle.

TEFRON LTD

Notes to the interim proforma consolidated statements

Note 2 – Description of a transaction and proforma assumptions (contd.)

a.        Nouvelle Transaction (contd.)

The Board of Directors believes that the claims raised in the position paper are irrelevant, and reflect a misunderstanding of the transaction's details and the chronological events. The Company's Audit Committee and Board of Directors believe that the transaction is in the Company's best interests.

b.        Presentation

The proforma consolidated statement of financial position is presented according to the assumption that the proforma event occurred on the date of the report.

The consolidated proforma statements of income and of comprehensive income were presented in accordance with the assumption that the acquisition of the operations applies retrospectively and therefore include the consolidation of the results of operations acquired during all of the periods presented and reported in the proforma financial statements.

c.        Assumptions used in the preparation of the proforma consolidated statements

As stated in Note 3 below, the Company carried out a temporary inclusion of the fair value of the identified assets and liabilities of the acquired operations. In the acquisition intangible assets were created which, according to the temporary addition, is the list of customers, the order backlog, the license to produce and market the New Balance brand and goodwill. These assets, excluding goodwill, are amortized over the period of their average estimated useful lives, which is 8 years - 0.33 years and 2.75 years, respectively. These amortizations were included in the selling and marketing expenses in the interim proforma consolidated statements.

The transfer of the investment in Nouvelle to Tefron (as mentioned in Note 2.a above) was carried out against a total of $1,732 thousand which was financed by an allotment of 600,000 shares at the share value on the date of signing the agreement.

The recording of the investment in the Company in the amount of $ 5.8 million against the allotment of 2,768,094 shares was recorded to the share capital and additional paid-in capital items against an increase in cash balances.

Recording option benefits expenses for all the reported periods for the issue of 450,000 option warrants to the controlling shareholders in Nouvelle.

TEFRON LTD

Notes to the interim proforma consolidated statements

Note 2 – Description of a transaction and proforma assumptions (contd.)

c.	Assumptions used in the preparation of the proforma consolidated statements (contd.)

These proforma consolidated statements reflect the addition of the results of Nouvelle in each of the reported periods with the following necessary adjustments:

-	In each of the reported periods, Nouvelle's depreciation expenses were neutralized as the Company did not purchase Nouvelle's fixed assets.

-
In each of the reported periods, Nouvelle's manufacturing expenses - such as rent and insurance - were neutralized as the Company has the production capacity to absorb Nouvelle's operations in its facilities.

-
In each of the reported periods, adjustments were carried out to payroll expenses so that they will reflect the absorption of Nouvelle's operations in the Company's present production capacity and through its sub-contractors.

d.        Allocating the cost of the acquisition

The acquisition of operations was handled by the acquisition method and, therefore, the cost of acquiring the operations was temporarily related to the intangible assets acquired, based on evaluations of their fair value. In order to relate to the cost of the acquisition, use was made of external experts who valued the assets.

Purchase value was allocated in the following way:

As of September 30
2010
Unaudited
Dollars thousands
Intangible assets:
Order backlog	263
List of customers	1,133
License / manufacturing and marketing the NB brand	86
Goodwill	250
Total	1,732

TEFRON LTD

Notes to the interim proforma consolidated statements

Note 3 – Operating segments

Reporting regarding operating segments

	For the period of nine months ended September 30, 2010
	Seamless	Cut & Sew	Total
	Unaudited
	Dollars thousands

Revenues from external factors	61,104	29,219	90,323
Segment results	(5,459)	(1,826)	(7,285)
Financial expenses, net			1,777
Tax benefit			1,932
Loss			(7,130)

	For the period of nine months ended September 30, 2009
	Seamless	Cut & Sew	Total
	Unaudited
	Dollar thousands

Revenues from external factors	67,085	44,514	111,599
Segment results	(10,122)	(5,585)	(15,707)
Other expenses			1,285
Financial expenses, net			414
Tax benefit			4,216
Loss			(13,190)

TEFRON LTD

Notes to the interim proforma consolidated statements

Note 3 – Operating segments – contd.

Reporting regarding operating segments – contd.

	For the period of three months ended September 30, 2010
	Seamless	Cut & Sew	Total
	Unaudited
	Dollars thousands

Revenues from external factors	23,858	2,063	25,921
Segment results	(418)	(1,610)	(2,028)
Financial expenses, net			869
Tax benefit			669
Loss			(2,228)

	For the period of three months ended September 30, 2009
	Seamless	Cut & Sew	Total
	Unaudited
	Dollars thousands

Revenues from external factors	18,237	7,174	25,411
Segment results	(5,588)	(4,369)	(9,957)
Other expenses			1,285
Financial expenses, net			474
Tax benefit			2,735
Loss			(8,981)

TEFRON LTD

Notes to the interim proforma consolidated statements

Note 3 – Operating segments – contd.

	For the year ended December 31, 2009
	Seamless	Cut & Sew	Total
	Audited
	Dollar thousands

Revenues from external factors	88,875	53,232	142,107
Segment results	(13,799)	(7,729)	(21,528)
Other expenses			(1,285)
Financial expenses, net			(512)
Tax benefit			5,139
Loss			(18,186)